UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2019

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-229697) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2019

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department,
Corporate Administration Division

English Translation of Excerpts from Quarterly Securities Report Filed in Japan

This document is an English translation of selected information included in the Quarterly Securities Report for the quarter ended September 30, 2019 filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on November 29, 2019 (the “Quarterly Securities Report”). An English translation of certain information included in the Quarterly Securities Report was previously submitted in a report on Form 6-K dated November 13, 2019. Accordingly, this document should be read together with the previously submitted report.

The Quarterly Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements as well as generally accepted accounting principles in Japan (“J-GAAP”). There are significant differences between J-GAAP and generally accepted accounting principles in the United States. In addition, the Quarterly Securities Report is intended to update prior disclosures filed by MUFG in Japan and discusses selected recent developments in the context of those prior disclosures. Accordingly, the Quarterly Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to information provided in the Quarterly Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2019 and the other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

Additional Japanese GAAP Financial Information for the Six Months Ended September 30, 2019

Consolidated Statements of Cash Flows

	(in millions of yen)
	For the six months ended September 30, 2018	For the six months ended September 30, 2019
Cash flows from operating activities:
Profits before income taxes	868,761	786,104
Depreciation and amortization	155,871	159,485
Impairment losses	8,507	16,609
Amortization of goodwill	8,595	11,596
Equity in losses (gains) of equity method investees	(163,778)	(149,612)
Increase (decrease) in allowance for credit losses	(110,467)	(52,322)
Increase (decrease) in reserve for bonuses	(19,378)	(14,000)
Increase (decrease) in reserve for bonuses to directors	(266)	(685)
Increase (decrease) in reserve for stock payment	(1,485)	(457)
Decrease (increase) in net defined benefit assets	(60,214)	(45,006)
Increase (decrease) in net defined benefit liabilities	271	1,479
Increase (decrease) in reserve for retirement benefits to directors	(176)	(106)
Increase (decrease) in reserve for loyalty award credits	1,273	1,378
Increase (decrease) in reserve for contingent losses	(87,782)	(76,902)
Interest income recognized on statement of income	(1,805,570)	(1,961,292)
Interest expenses recognized on statement of income	835,371	1,027,255
Losses (gains) on securities	(82,017)	(224,228)
Losses (gains) on money held in trust	4,873	7,638
Foreign exchange losses (gains)	(1,012,255)	900,192
Losses (gains) on sales of fixed assets	(6,379)	356
Net decrease (increase) in trading assets	(1,436,867)	(2,679,068)
Net increase (decrease) in trading liabilities	255,087	2,056,216
Adjustment of unsettled trading accounts	1,370,991	(521,756)
Net decrease (increase) in loans and bills discounted	(990,046)	1,879,877
Net increase (decrease) in deposits	(813,018)	(64,837)
Net increase (decrease) in negotiable certificates of deposit	(1,989,384)	(692,412)
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	18,417	(1,255,869)
Net decrease (increase) in call loans and bills bought and others	(6,088,211)	(4,952,846)
Net decrease (increase) in receivables under securities borrowing transactions	6,107,388	(191,323)
Net increase (decrease) in call money and bills sold and others	7,625,302	1,453,568
Net increase (decrease) in commercial papers	359,197	661,068
Net increase (decrease) in payables under securities lending transactions	(6,219,684)	228,946
Net decrease (increase) in foreign exchanges (assets)	277,871	226,854
Net increase (decrease) in foreign exchanges (liabilities)	304,235	(231,184)
Net increase (decrease) in short-term bonds payable	(117,799)	(108,000)
Net increase (decrease) in issuance and redemption of unsubordinated bonds payable	1,068,580	486,482
Net increase (decrease) in due to trust accounts	(287,749)	(412,163)
Interest income (cash basis)	1,815,593	2,025,870
Interest expenses (cash basis)	(809,948)	(1,013,263)
Others	(534,928)	26,930

Sub-total	(1,551,220)	(2,689,427)

Income taxes	(239,967)	(133,375)
Refund of income taxes	25,960	68,654

Net cash provided by (used in) operating activities	(1,765,228)	(2,754,148)

	(in millions of yen)
	For the six months ended September 30, 2018	For the six months ended September 30, 2019
Cash flows from investing activities:
Purchases of securities	(28,604,915)	(40,327,763)
Proceeds from sales of securities	17,405,834	31,976,817
Proceeds from redemption of securities	12,372,064	10,856,633
Payments for increase in money held in trust	(347,763)	(267,954)
Proceeds from decrease in money held in trust	329,346	243,000
Purchases of tangible fixed assets	(76,788)	(47,462)
Purchases of intangible fixed assets	(137,303)	(161,795)
Proceeds from sales of tangible fixed assets	15,362	25,715
Proceeds from sales of intangible fixed assets	0	790
Payments for acquisition of businesses	—	(4,311)
Payments for acquisition of subsidiaries’ equity affecting the scope of consolidation	(1,106)	(493,399)
Proceeds from sales of subsidiaries’ equity affecting the scope of consolidation	—	28,096
Others	(411)	(611)

Net cash provided by (used in) investing activities	954,320	1,827,754

Cash flows from financing activities:
Proceeds from subordinated borrowings	10,000	145,324
Repayments of subordinated borrowings	(24,315)	(79,084)
Proceeds from issuance of subordinated bonds payable and bonds with warrants	138,400	265,722
Payments for redemption of subordinated bonds payable and bonds with warrants	(2,606)	(10,824)
Proceeds from issuance of common stock to non-controlling shareholders	358	2,503
Payments for redemption of preferred securities	—	(90,000)
Dividends paid by MUFG	(131,954)	(142,544)
Dividends paid by subsidiaries to non-controlling shareholders	(26,252)	(30,899)
Purchases of treasury stock	(59,639)	(10)
Proceeds from sales of treasury stock	4,088	2,233
Payments for purchases of subsidiaries’ equity not affecting the scope of consolidation	(38)	(6,494)
Proceeds from sales of subsidiaries’ equity not affecting the scope of consolidation	—	11,758

Net cash provided by (used in) financing activities	(91,960)	67,685

Effect of foreign exchange rate changes on cash and cash equivalents	202,911	(358,967)

Net increase (decrease) in cash and cash equivalents	(699,956)	(1,217,676)

Cash and cash equivalents at the beginning of the period	74,713,689	74,206,895

Cash and cash equivalents at the end of the period	74,013,732	72,989,219

Additional Japanese GAAP Financial Information for the Six Months Ended September 30, 2019

1.	Significant Accounting Policies Applied to the Semi-Annual Consolidated Financial Statements

I.	Scope of consolidation

(1)	Number of consolidated subsidiaries: 248

Principal companies:

MUFG Bank, Ltd.

Mitsubishi UFJ Trust and Banking Corporation

Mitsubishi UFJ Securities Holdings Co., Ltd.

Mitsubishi UFJ NICOS Co., Ltd.

ACOM CO., LTD.

(a)	Changes in the scope of consolidation in the six months ended September 30, 2019

PT Bank Danamon Indonesia, Tbk. and 38 other companies were newly included in the scope of consolidation due to the transfer from the scope of application of the equity method or other reasons. In addition, MUFG Capital Finance 7 Limited and 12 other companies were excluded from the scope of consolidation due to liquidation or other reasons.

(2)	Non-consolidated subsidiaries: None

(3)	Entities not regarded as subsidiaries even though Mitsubishi UFJ Financial Group, Inc. (“MUFG”) owns the majority of voting rights:

Hygeia Co., Ltd.

A&M Drug Development, LLC

OiDE RYO-UN Co, Inc.

OiDE BetaRevive, Inc.

(a)	Reasons for excluding from the scope of consolidation

These entities were not treated as subsidiaries because they were established as property management agents for land trust projects without any intent to control, or because MUFG’s consolidated venture capital subsidiaries owned the majority of voting rights primarily to benefit from the appreciation of their investments resulting from growth of the investees’ businesses without any intent to control.

II.	Application of the equity method

(1)	Number of non-consolidated subsidiaries accounted for under the equity method: None

(2)	Number of equity method affiliates: 54

Principal companies:

Mitsubishi UFJ Lease & Finance Company Limited

Morgan Stanley

(a)	Changes in the scope of application of the equity method in the six months ended September 30, 2019

PT Bank Danamon Indonesia, Tbk. was excluded from the scope of application of the equity method due to the transfer to the scope of consolidation.

(3)	Number of non-consolidated subsidiaries not accounted for under the equity method: None

(4)	Number of affiliates not accounted for under the equity method: None

(5)	Entities not regarded as affiliates in which MUFG owns 20% to 50% of their voting rights:

Hirosaki Co., Ltd.

ISLE Co., Ltd.

AKITAYA Co., Ltd.

Sanriku Resort Co., LTD

Fun Place Co., Ltd.

Shonai Paradiso Co., LTD

Kamui Pharma Co., Ltd.

GEXVal Inc.

(a)	Reasons for excluding from the scope of affiliates

These entities were not regarded as affiliates because MUFG’s consolidated venture capital subsidiaries owned 20% to 50% of voting rights primarily to benefit from the appreciation of their investments resulting from growth or restructuring of the investees’ businesses without any intent to control.

III.	Semi-annual balance sheet dates of consolidated subsidiaries

(1)	The semi-annual balance sheet dates of consolidated subsidiaries were as follows:

January 24:	2	subsidiaries
The end of February:	1	subsidiary
The end of June:	134	subsidiaries
July 24:	2	subsidiaries
The end of September:	80	subsidiaries
The end of December:	29	subsidiaries

(2)	The subsidiaries whose balance sheet date is January 24 were consolidated based on their preliminary financial statements as of July 24.

The subsidiary whose balance sheet date is the end of February was consolidated based on its preliminary financial statements as of the end of August.

The subsidiaries whose balance sheet date is the end of December were consolidated based on their preliminary financial statements as of August 2, 2019.

The remaining subsidiaries were consolidated based on their financial statements as of their respective balance sheet dates.

Adjustments were made to the consolidated financial statements to reflect any significant transactions that occurred between the balance sheet dates of the subsidiaries and the consolidated balance sheet date.

IV.	Accounting policies

(1)	Trading assets and Trading liabilities; Trading income and expenses

Transactions involving short-term fluctuations or arbitrage opportunities in interest rates, currency exchange rates, market prices of financial instruments or other market indices (“trading purposes”) are presented in “Trading assets” and “Trading liabilities” on the consolidated balance sheet on a trade-date basis, and gains and losses from trading transactions (interest and dividends, gains or losses on sales and gains or losses on valuation) are presented in “Trading income” and “Trading expenses” on the consolidated statement of income.

Trading assets and trading liabilities are stated at fair value on the consolidated balance sheet date.

(2)	Securities

(a)

Debt securities being held to maturity are stated at amortized cost (using the straight-line method) computed using the moving-average method. Available-for-sale securities are primarily stated at their quoted market prices on the consolidated balance sheet date (cost of securities sold is calculated primarily using the moving-average method), and available-for-sale securities whose fair value cannot be reliably determined are stated at acquisition costs computed using the moving-average method.

Net unrealized gains (losses) on available-for-sale securities are included directly in net assets, net of applicable income taxes, except in the case of application of the fair value hedge accounting method, in which the change in fair value recognized is recorded in current earnings.

(b)	Securities included in trust assets in money held in trust are accounted for on the same basis as noted above in Notes (1) and (2)(a).

Net unrealized gains (losses) on securities in money held in trust, which are not held for trading purposes or held to maturity, are included directly in net assets, net of applicable income taxes.

(3)	Derivatives

Derivative transactions (excluding those for trading purposes) are calculated primarily at fair value.

(4)	Depreciation and amortization of fixed assets

(a)	Tangible fixed assets (except for lease assets)

Depreciation of tangible fixed assets of MUFG and its domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is computed using the declining-balance method, and is recorded based on the semi-annual period allocation of the estimated depreciation amount for the full year computed using the declining-balance method over the estimated useful lives of the assets. The useful lives are primarily estimated as follows:

Buildings: 15 to 50 years

Equipment: 2 to 20 years

Depreciation of tangible fixed assets of other consolidated subsidiaries is computed primarily using the straight-line method based on their estimated useful lives and other factors.

(b)	Intangible fixed assets (except for lease assets)

Amortization of intangible fixed assets is computed using the straight-line method.

Development costs for internally used software are amortized using the straight-line method over the estimated useful lives of primarily 3 to 10 years.

(c)	Lease assets

Depreciation or amortization of lease assets in “Tangible fixed assets” or “Intangible fixed assets” under finance leases other than those that are deemed to transfer the ownership of leased property to the lessees is computed using the straight-line method over the lease periods with zero residual value unless residual value is guaranteed by the corresponding lease contracts, in which case the residual value equals the guaranteed amount.

(5)	Deferred assets

Bond issuance costs and stock issuance costs are expensed as incurred.

(6)	Allowance for credit losses

Principal domestic consolidated subsidiaries determine the amount of allowance for credit losses in accordance with the internal standards for self-assessment of asset quality and the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses (“bankrupt borrowers”) or borrowers that are not legally or formally bankrupt but are regarded as substantially in similar condition (“virtually bankrupt borrowers”), allowances are provided based on the amount of claims, after the write-offs as stated below, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on borrowers that are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt (“likely to become bankrupt borrowers”), where the amounts of principal repayments and interest payments cannot be reasonably estimated from the borrowers’ cash flows, allowances are provided based on an overall solvency assessment of the claims, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on likely to become bankrupt borrowers and claims on borrowers requiring close monitoring, where the amounts of principal repayments and interest payments can be reasonably estimated from the borrowers’ cash flows, allowances are provided in an amount equal to the difference between the book value of the claims and the relevant cash flows discounted by the initial contractual interest rates.

For other claims, allowances are provided based on historical credit loss experience.

For claims originated in certain foreign countries, additional allowances are provided based on an assessment of political and economic conditions of these countries.

All claims are assessed by the relevant branches and credit supervision departments in accordance with the internal standards for self-assessment of asset quality. The credit review department, which is independent from those operating sections, subsequently audits these assessments.

For claims on bankrupt borrowers and virtually bankrupt borrowers, the amount of claims exceeding the estimated value of collateral or guarantees, which is deemed uncollectible, is written off. The total amount of write-offs was ¥304,428 million as of September 30, 2019 (¥332,364 million as of March 31, 2019).

Consolidated subsidiaries not adopting the procedures stated above provide for allowances based on their historical credit loss experience for collectively assessed claims and based on individual assessments of the possibility of collection for specific deteriorated claims.

(7)	Reserve for bonuses

Reserve for bonuses, which is provided for future bonus payments to employees, is recorded in the amount deemed to have accrued based on the estimated amount of bonuses as of the consolidated balance sheet date.

(8)	Reserve for bonuses to directors

Reserve for bonuses to directors, which is provided for future bonus payments to directors, is recorded in the amount deemed to have accrued based on the estimated amount of bonuses as of the consolidated balance sheet date.

(9)	Reserve for stocks payment

Reserve for stocks payment, which is provided for future payments of compensation under the stock compensation plan for directors and officers of MUFG and certain domestic consolidated subsidiaries, is recorded in the amount deemed to have accrued based on the estimated amount of compensation as of the consolidated balance sheet date.

(10)	Reserve for retirement benefits to directors

Reserve for retirement benefits to directors, which is provided for future payments of retirement benefits to directors of consolidated subsidiaries, is recorded in the amount deemed to have accrued based on the estimated amount of benefits as of the consolidated balance sheet date.

(11)	Reserve for loyalty award credits

Reserve for loyalty award credits, which is provided for the future redemption of points awarded to customers through Super IC Cards, etc., is calculated by rationally estimating an amount that will be redeemed in the future based on the monetary amount converted from the awarded but unused points, and is recorded in the appropriate amount as a reserve.

(12)	Reserve for contingent losses

Reserve for contingent losses, which is provided for possible losses from contingent events related to off-balance sheet transactions and various litigation and regulatory matters, is calculated by estimating the impact of such contingent events. This reserve also includes future claims for repayment of excess interest payments on consumer loans that are estimated based on the past repayments, the pending claims and other factors.

(13)	Reserves under special laws

Reserves under special laws represent the reserves for contingent liabilities from derivative financial instruments transactions executed for clients, which are recorded in accordance with Article 46-5-1 of the Financial Instruments and Exchange Law and Article 175 of the Cabinet Office Ordinance on Financial Instruments Business.

(14)	Retirement benefits

In calculating benefit obligation, the portion of projected benefit obligation attributed to the six-month period ended September 30, 2019 is determined using the benefit formula basis.

Prior service cost is amortized using the straight-line method over a fixed period, primarily over 10 years, within the employees’ average remaining service period.

Net actuarial gains (losses) are amortized using the straight-line method over a fixed period, primarily over 10 years, within the employees’ average remaining service period, primarily beginning in the subsequent fiscal year after such gains (losses) are recognized.

For certain overseas branches of domestic consolidated subsidiaries and some of consolidated subsidiaries, net defined benefit liability and retirement benefit expenses are calculated using the simplified method.

(15)	Translation of assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies or booked at overseas branches of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries are translated into yen primarily at exchange rates prevailing at the consolidated balance sheet date, except for investments in non-consolidated affiliates which are translated into yen at exchange rates prevailing at the acquisition dates.

Assets and liabilities denominated in foreign currencies of other consolidated subsidiaries are translated into yen at exchange rates prevailing at the respective balance sheet date.

(16)	Leasing transactions

(As Lessees)

Domestic consolidated subsidiaries’ finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to purchases, and depreciation of lease assets is computed using the straight-line method over the lease term with zero residual value unless residual value is guaranteed by the corresponding lease contracts, in which case the residual value equals the guaranteed amount.

(As Lessors)

Finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to sales and income and expenses related to such leases are recognized by allocating interest equivalents to applicable fiscal periods instead of recording sales as “Other ordinary income.”

(17)	Hedge accounting

(a)	Hedge accounting for interest rate risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging transactions to hedge interest rate risks arising from financial assets and liabilities. Portfolio hedging or individual hedging, as described in the Japanese Institute of Certified Public Accountants (“JICPA”) Industry Audit Committee Report No. 24, “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (February 13, 2002) and JICPA Accounting Committee Report No. 14, “Practical Guidelines for Accounting for Financial Instruments” (January 31, 2000), are primarily applied to determine hedged items.

With respect to hedging transactions to offset fluctuations in the fair value of fixed rate deposits, loans and other instruments, hedging instruments (e.g., interest rate swaps) are designated to hedged items individually or collectively by their maturities in accordance with JICPA Industry Audit Committee Report No. 24. With respect to hedging transactions to offset fluctuations in the fair value of fixed rate bonds classified as available-for-sale securities, hedging instruments (e.g., interest rate swaps) are designated to hedged items collectively by the type of bond. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms.

With respect to hedging transactions to fix the cash flows of forecasted transactions related to floating rate deposits, loans and other instruments as well as forecasted transactions related to short-term fixed rate deposits, loans and other instruments, hedging instruments (e.g., interest rate swaps) are designated to hedged items collectively by interest rate indices and tenors in accordance with JICPA Industry Audit Committee Report No. 24. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms. The effectiveness of hedging transactions is also assessed by the correlation between factors that cause fluctuations in interest rates of hedged items and those of hedging instruments.

(b)	Hedge accounting for foreign currency risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging foreign currency risks arising from financial assets and liabilities denominated in foreign currencies. Portfolio hedging is applied to determine hedged items as described in JICPA Industry Audit Committee Report No. 25, “Treatment of Accounting and Auditing concerning Accounting for Foreign Currency Transactions in the Banking Industry” (July 29, 2002). Hedging instruments (e.g., currency swaps and forward exchange contracts) are designated to hedged items collectively by currencies.

Portfolio hedging and individual hedging are applied to hedge foreign currency risks arising from equity investments in foreign subsidiaries and foreign affiliates and from available-for-sale securities (other than bonds) denominated in foreign currencies. Monetary claims and liabilities denominated in the same foreign currencies or forward exchange contracts are used as hedging instruments. As for the hedge accounting method applied to equity investments in foreign subsidiaries and foreign affiliates, foreign currency translation differences arising from hedging instruments are recorded as foreign currency translation adjustments. The fair value hedge accounting method is applied to available-for-sale securities (other than bonds) denominated in foreign currencies.

(c)	Hedge accounting for stock price fluctuation risks

Individual hedging is applied to hedge market fluctuation risks arising from strategic equity securities held by domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries. Instruments such as total return swaps are used as hedging instruments. The effectiveness of hedging transactions is assessed by the correlation between changes in fair value of hedged items and changes in fair value of hedging instruments. The fair value hedge accounting method is applied.

(d)	Transactions among consolidated subsidiaries

Derivative transactions including interest rate swaps and currency swaps which are designated as hedging instruments among consolidated subsidiaries or between trading accounts and other accounts (or among internal sections) are not eliminated from the consolidated statements of income or valuation difference, but are recognized as related gains or losses or deferred under hedge accounting because these derivative transactions meet certain criteria under JICPA Industry Audit Committee Reports No. 24 and No. 25 and are regarded as equivalent to external third-party cover transactions.

(18)	Cash and cash equivalents in the consolidated statements of cash flows

Cash and cash equivalents in the consolidated statements of cash flows are defined as “Cash and due from banks” on the consolidated balance sheet.

(19)	Consumption taxes

National and local consumption taxes are excluded from transaction amounts of MUFG and its domestic consolidated subsidiaries. Non-deductible portions of consumption taxes on the purchases of tangible fixed assets are expensed when incurred.

(20)	Adoption of consolidated taxation system

MUFG and some of its domestic consolidated subsidiaries have adopted the consolidated taxation system.

(21)	Accounting of bills discounted and rediscounted

Bills discounted and rediscounted are accounted for as financial trading in accordance with JICPA Industry Audit Committee Report No. 24.

(22)	Accounting standards for foreign subsidiaries

If the financial statements of foreign subsidiaries are prepared in accordance with the International Financial Reporting Standards (“IFRS”) or the Generally Accepted Accounting Principles in the United States (“U.S. GAAP”), such financial statements are used in the consolidated accounting process.

If the financial statements of foreign subsidiaries are prepared in accordance with generally accepted accounting principles in each domicile country and not in accordance with IFRS or U.S. GAAP, the financial statements of foreign subsidiaries are mainly rearranged in accordance with U.S. GAAP.

Adjustments are also made when necessary in the consolidated accounting process.

2.	Additional Information

(A Board Incentive Plan (“BIP”) for directors and officers)

I.	Outline of the plan

MUFG has implemented a performance-based director and officer stock compensation plan using a BIP trust. The plan is designed to prevent excessive risk-taking and raise motivation to contribute to both short-term and medium- to long-term improvement of financial results, thereby enabling sustainable growth and medium- to long-term enhancement of the enterprise value of the MUFG Group.

The plan’s beneficiaries are directors and officers of MUFG and certain domestic consolidated subsidiaries who satisfy prescribed beneficiary requirements. The trust entrusted with funds approved by the Compensation Committee of MUFG, together with funds contributed by certain domestic consolidated subsidiaries (collectively, “Acquisition Funds”), acquired shares of MUFG in the stock market with the Acquisition Funds.

During the trust period, in accordance with the prescribed share delivery rules, points are allocated to the beneficiaries, and the beneficiaries receive the delivery of shares of MUFG in the number representing a certain percentage of their respective allocated points. In addition, in accordance with the provisions of the trust agreement, the shares of MUFG representing the remaining points are liquidated within the trust, and the beneficiaries receive cash in the amount equal to the liquidated share price.

II.	Shares of MUFG remaining in the trust

At the end of the reporting period ended September 30, 2019, the carrying amount and number of shares which remain in the trust are ¥19,974 million and 31,165 thousand shares, respectively (¥22,422 million and 35,036 thousand shares, respectively, at the end of the fiscal year ended March 31, 2019), and are included in the treasury stock reported as part of total net assets.

3.	Consolidated Balance Sheets

I.	Equity securities and other capital investments in affiliates

	(in millions of yen)
	March 31, 2019	September 30, 2019
Equity securities	¥2,937,755	¥2,642,646
Other capital investments in affiliates	24,638	25,993

The amount of investments in jointly controlled companies included in the amounts in the above table was as follows:

	(in millions of yen)
	March 31, 2019	September 30, 2019
Investments in jointly controlled companies	¥—	¥29,176

II.	Securities loaned under unsecured securities lending transactions included in “Securities”

	(in millions of yen)
	March 31, 2019	September 30, 2019
Securities loaned under unsecured securities lending transactions	¥20,024	¥20,267

Securities borrowed under securities borrowing transactions and securities purchased under resale agreements where the borrowers or purchasers have the right to dispose of the securities through sale or re-pledging without any restrictions

	(in millions of yen)
	March 31, 2019	September 30, 2019
Securities re-pledged	¥14,078,149	¥16,827,173
Securities re-loaned	748,385	558,516
Securities held without disposition	5,271,579	7,072,299

Bank acceptance bills discounted, commercial bills discounted, documentary bills discounted and foreign currency bills bought discounted with the right to dispose of the bills discounted through sale or re-pledging without any restrictions

	(in millions of yen)
	March 31, 2019	September 30, 2019
Bills discounted (face value)	¥1,540,530	¥1,353,049

Foreign currency bills bought which were re-discounted upon transfer

	(in millions of yen)
	March 31, 2019	September 30, 2019
Foreign currency bills re-discounted (face value)	¥4,919	¥5,883

III.	Loans to bankrupt borrowers and Non-accrual delinquent loans included in “Loans and bills discounted”

	(in millions of yen)
	March 31, 2019	September 30, 2019
Loans to bankrupt borrowers	¥46,597	¥50,968
Non-accrual delinquent loans	586,487	607,800

Loans to bankrupt borrowers are loans, after write-offs, to bankrupt borrowers as defined in Articles 96-1-3-1 to 5 and 96-1-4 of the Enforcement Ordinance of the Corporate Tax Law (No. 97 in 1965) on which accrued interest income is not recognized (“Non-accrual loans”) as there is substantial doubt as to the collection of principal and/or interest because of delinquencies in repayments of principal and/or payments of interest for a significant period of time or for some other reasons.

Non-accrual delinquent loans represent non-accrual loans other than loans to bankrupt borrowers and loans renegotiated at concessionary terms, including reduction or deferral of interest payments, to assist borrowers in improving their financial condition.

IV.	Accruing loans contractually past due 3 months or more

	(in millions of yen)
	March 31, 2019	September 30, 2019
Accruing loans contractually past due 3 months or more	¥18,600	¥16,441

Accruing loans contractually past due 3 months or more represent loans whose principal repayments and/or interest payments have been past due for 3 months or more, other than loans to bankrupt borrowers and non-accrual delinquent loans.

V.	Restructured loans

	(in millions of yen)
	March 31, 2019	September 30, 2019
Restructured loans	¥315,406	¥374,628

Restructured loans represent loans renegotiated at concessionary terms, including interest rate reductions, deferral of interest payments, deferral of principal repayments, waivers of loan claims, and other negotiated terms, that are favorable to the borrower, for the purpose of business reconstruction of or support for the borrower, other than loans to bankrupt borrowers, non-accrual delinquent loans and accruing loans contractually past due 3 months or more.

VI.	Total of loans to bankrupt borrowers, non-accrual delinquent loans, accruing loans contractually past due 3 months or more and restructured loans

	(in millions of yen)
	March 31, 2019	September 30, 2019
Total of loans to bankrupt borrowers, non-accrual delinquent loans, accruing loans contractually past due 3 months or more and restructured loans	¥967,092	¥1,049,839

The amounts provided in Notes III to VI above represent gross amounts before the deduction of allowance for credit losses.

VII.	Assets pledged as collateral

Assets pledged as collateral and their relevant liabilities as of March 31, 2019 and September 30, 2019 were as follows:

	(in millions of yen)
	March 31, 2019	September 30, 2019
Assets pledged as collateral:
Cash and due from banks	¥468	¥1,000
Trading assets	4,887	863
Securities	497,507	642,720
Loans and bills discounted	13,385,666	12,381,232

Total	¥13,888,530	¥13,025,818

Relevant liabilities to above assets:
Deposits	¥557,560	¥495,871
Call money and bills sold	—	6,314
Trading liabilities	8,372	13,627
Borrowed money	13,185,809	12,421,053
Bonds payable	—	80,646
Other liabilities	2,442	2,802

In addition to the above, the following assets were pledged as collateral for cash settlements and other transactions or as deposits for margin accounts for futures and other transactions:

	(in millions of yen)
	March 31, 2019	September 30, 2019
Monetary claims bought	¥22,249	¥21,444
Trading assets	1,313,203	1,829,475
Securities	12,765,258	12,921,241
Loans and bills discounted	5,982,745	7,150,192

Furthermore, the following assets were sold under repurchase agreements or loaned under securities lending transactions with cash collateral as of March 31, 2019 and September 30, 2019:

	(in millions of yen)
	March 31, 2019	September 30, 2019
Trading assets	¥1,793,620	¥1,866,385
Securities	13,338,925	8,623,359

Total	¥15,132,546	¥10,489,744

Relevant liabilities to above assets:
Payables under repurchase agreements	¥15,077,563	¥10,306,106
Payables under securities lending transactions	34,392	110,661

In addition, the following assets were pledged under general collateral repurchase agreements using the subsequent collateral allocation method as of March 31, 2019 and September 30, 2019:

	(in millions of yen)
	March 31, 2019	September 30, 2019
Trading assets	¥370,697	¥1,215,297
Securities	599,940	276,263

Total	¥970,637	¥1,491,560

VIII.

Overdraft facilities and commitment lines of credit are binding contracts under which MUFG’s consolidated subsidiaries have obligations to disburse funds up to predetermined limits upon the borrower’s request as long as there has been no breach of contracts. The total amount of the unused portion of these facilities as of March 31, 2019 and September 30, 2019 was as follows:

	(in millions of yen)
	March 31, 2019	September 30, 2019
Unused overdraft facilities and commitment lines of credit	¥85,398,697	¥86,661,820

The total amount of the unused portion does not necessarily represent actual future cash requirements because many of these contracts are expected to expire without being drawn upon. In addition, most of these contracts include clauses that allow MUFG’s consolidated subsidiaries to decline the borrower’s request for disbursement or decrease contracted limits for cause, such as changes in financial market conditions or deterioration in the borrower’s creditworthiness. MUFG’s consolidated subsidiaries may request borrowers to pledge real property and/or securities as collateral upon signing of contracts and will perform periodic monitoring on each borrower’s business conditions in accordance with internal procedures, which may lead to renegotiation of the terms and conditions of the contracts and/or initiate the request for additional collateral and/or guarantees.

IX.	The amount of assets that belonged to the declaration of trust for which domestic trust banking subsidiaries were the settlor and the trustee was as follows:

	(in millions of yen)
	March 31, 2019	September 30, 2019
Loans and bills discounted	¥—	¥817,945

X.

In accordance with the “Law concerning Revaluation of Land” (the “Law”) (No. 34, March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries has been revalued as of the dates indicated below. The total excess from revaluation, net of income taxes corresponding to the excess that were recognized as “Deferred tax liabilities for land revaluation,” is stated as “Land revaluation excess” in net assets. Land revaluation excess includes MUFG’s share of affiliated companies’ Land revaluation excess.

Dates of revaluation:

Domestic consolidated banking subsidiaries: March 31, 1998.

Domestic consolidated trust banking subsidiaries: March 31, 1998, December 31, 2001 and March 31, 2002.

The method of revaluation as set forth in Article 3, Paragraph 3 of the Land Revaluation Law:

Fair values are determined based on (1) “published land price under the Land Price Publication Law” stipulated in Article 2-1 of the “Enforcement Ordinance of the Law concerning Revaluation of Land” (“Ordinance”) (No. 119, March 31, 1998), (2) “standard land price determined on measurement spots under the Enforcement Ordinance of National Land Planning Law” stipulated in Article 2-2 of the “Ordinance,” (3) “land price determined by the method established and published by the Director General of the National Tax Agency in order to calculate land value that is used for determining taxable amounts subject to landholding tax articulated in Article 16 of the Landholding Tax Law” stipulated in Article 2-4 of the “Ordinance” with price adjustments for shape and time and (4) appraisal by certified real estate appraisers stipulated in Article 2-5 of the “Ordinance” with price adjustments for time.

In addition, some of MUFG’s affiliates that were accounted for under the equity method conducted a revaluation for land used for business operations on March 31, 2002.

XI.	Accumulated depreciation on tangible fixed assets

	(in millions of yen)
	March 31, 2019	September 30, 2019
Accumulated depreciation on tangible fixed assets	¥1,199,589	¥1,190,978

XII.	Subordinated borrowings with special contractual provisions which rank below other debts with regard to the fulfillment of obligations included in “Borrowed money”

	(in millions of yen)
	March 31, 2019	September 30, 2019
Subordinated borrowings	¥293,825	¥239,500

XIII.	Subordinated bonds included in “Bonds payable”

	(in millions of yen)
	March 31, 2019	September 30, 2019
Subordinated bonds	¥3,894,770	¥4,154,530

XIV.	The principal amount of money trusts entrusted to domestic trust banking subsidiaries, for which repayment of the principal to the customers was guaranteed

	(in millions of yen)
	March 31, 2019	September 30, 2019
Principal-guaranteed money trusts	¥7,617,688	¥7,045,741

XV.

Guarantee obligations for private placement bonds (provided in accordance with the Article 2-3 of the Financial Instruments and Exchange Law) among the bonds and other securities included in “Securities”

	(in millions of yen)
	March 31, 2019	September 30, 2019
Guarantee obligations for private placement bonds	¥394,626	¥333,923

XVI.	Contingent liabilities

(Litigation)

In the ordinary course of business, MUFG is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, MUFG establishes a Reserve for Contingent Losses arising from litigation and regulatory matters when they are determined to be probable in their occurrences and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, would not have a material adverse effect on MUFG’s financial position, results of operations or cash flows.

Management also believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to MUFG’s financial position, results of operations or cash flows.

4.	Consolidated Statements of Income

I.	“Other ordinary income” for the periods indicated included the following:

	(in millions of yen)
	For the six months ended September 30,
	2018	2019
Equity in earnings of the equity method investees	¥163,778	¥149,612
Gains on sales of equity securities	94,890	78,519
Gains on loans written-off	30,949	44,103
Gains on reversal of reserve for contingent losses	56,412	37,688
Gains on reversal of allowance for credit losses	77,602	—

II.	“Other ordinary expenses” for the periods indicated included the following:

	(in millions of yen)
	For the six months ended September 30,
	2018	2019
Write-offs of loans	¥59,883	¥68,027
Write-offs of equity securities	1,486	30,952
Losses on sales of equity securities	8,254	29,844
Losses on investments as a result of the U.S. Tax Cuts and Jobs Act	18,145	—

5.	Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2018

I.	Information on the class and number of issued shares and treasury stock

	(Thousand shares)
	Number of shares as of April 1, 2018	Number of shares increased	Number of shares decreased	Number of shares as of September 30, 2018	Note
Issued shares:
Common stock	13,900,028	—	72,420	13,827,607	(Note 1)

Total	13,900,028	—	72,420	13,827,607

Treasury stock:
Common stock	737,138	86,958	79,095	745,002	(Notes 2 and 3)

Total	737,138	86,958	79,095	745,002

(Notes)

1.	The decrease in the number of shares of common stock by 72,420 thousand shares was due to the cancellation of shares.
2.

The increase in the number of shares of common stock held in treasury by 86,958 thousand shares was mainly due to the acquisitions of shares pursuant to provisions of the Articles of Incorporation, the acquisition of shares for the BIP trust, the repurchases of shares in response to requests made by shareholders holding shares constituting less than one whole unit, the acquisitions of shares held by untraceable shareholders and an increase in the number of shares held by equity method affiliates. The decrease in the number of shares of common stock held in treasury by 79,095 thousand shares was mainly due to the cancellation of shares, the sale of shares for the BIP trust, the sale of shares in response to requests made by shareholders holding shares constituting less than one whole unit and a decrease in the number of shares held by equity method affiliates.

3.

The number of shares of common stock as of April 1, 2018 and September 30, 2018 includes 28,733 thousand shares and 35,109 thousand shares held by the BIP trust, respectively. For the six months ended September 30, 2018, the number of shares held by the BIP trust increased by 13,049 thousand shares and decreased by 6,673 thousand shares.

II.	Information on share subscription rights

Issuer	Type of share subscription rights	Class of shares to be issued	Number of shares subject to subscription rights				Balance as of September 30, 2018 (in millions of yen)
			As of April 1, 2018	Increase	Decrease	As of September 30, 2018
MUFG	Stock options			—			189
Consolidated subsidiaries	—			—			27

Total				—			217

III.	Information on cash dividends

(1)	Cash dividends paid during the six-month period ended September 30, 2018

Date of approval	Type of stock	Total dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 28, 2018	Common stock	131,934	10	March 31, 2018	June 29, 2018

(Note)	The total dividend amount includes ¥287 million of dividends on the treasury shares held by the BIP trust.

(2)	Dividends the record date for which fell within the six-month period and the effective date of which was after the six-month period ended September 30, 2018

Date of approval	Type of stock	Total dividends (in millions of yen)	Source of dividends	Dividend per share (in yen)	Dividend record date	Effective date
Meeting of Board of Directors on November 13, 2018	Common stock	144,314	Retained earnings	11	September 30, 2018	December 5, 2018

(Note)	The total dividend amount includes ¥386 million of dividends on the treasury shares held by the BIP trust.

For the six months ended September 30, 2019

I.	Information on the class and number of issued shares and treasury stock

	(Thousand shares)
	Number of shares as of April 1, 2019	Number of shares increased	Number of shares decreased	Number of shares as of September 30, 2019	Note
Issued shares:
Common stock	13,667,770	—	—	13,667,770

Total	13,667,770	—	—	13,667,770

Treasury stock:
Common stock	745,316	19	3,875	741,460	(Notes 1 and 2)

Total	745,316	19	3,875	741,460

(Notes)

1.

The increase in the number of shares of common stock held in treasury by 19 thousand shares was due to the repurchases of shares in response to requests made by shareholders holding shares constituting less than one whole unit. The decrease in the number of shares of common stock held in treasury by 3,875 thousand shares was due to the sale of shares for the BIP trust, the sale of shares in response to requests made by shareholders holding shares constituting less than one whole unit and a decrease in the number of shares held by equity method affiliates.

2.

The number of shares of common stock as of April 1, 2019 and September 30, 2019 includes 35,036 thousand shares and 31,165 thousand shares held by the BIP trust, respectively. For the six months ended September 30, 2019, the number of shares held by the BIP trust decreased by 3,870 thousand shares.

II.	Information on share subscription rights

Issuer	Type of share subscription rights	Class of shares to be issued	Number of shares subject to subscription rights				Balance as of September 30, 2019 (in millions of yen)
			As of April 1, 2019	Increase	Decrease	As of September 30, 2019
MUFG	Stock options			—			59

Total				—			59

III.	Information on cash dividends

(1)	Cash dividends paid during the six-month period ended September 30, 2019

Date of approval	Type of stock	Total dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 27, 2019	Common stock	142,552	11	March 31, 2019	June 28, 2019

(Note)	The total dividend amount includes ¥385 million of dividends on the treasury shares held by the BIP trust.

(2)	Dividends the record date for which fell within the six-month period and the effective date of which was after the six-month period ended September 30, 2019

Date of approval	Type of stock	Total dividends (in millions of yen)	Source of dividends	Dividend per share (in yen)	Dividend record date	Effective date
Meeting of Board of Directors on November 13, 2019	Common stock	161,991	Retained earnings	12.5	September 30, 2019	December 5, 2019

(Note)	The total dividend amount includes ¥389 million of dividends on the treasury shares held by the BIP trust.

6.	Consolidated Statements of Cash Flows

“Cash and cash equivalents” compared to items presented on the consolidated balance sheet:

	(in millions of yen)
	For the six months ended September 30,
	2018	2019
Cash and due from banks	¥74,013,732	¥72,989,219

Cash and cash equivalents	74,013,732	72,989,219

7.	Leases

Operating leases

(1)	Lessee

Future lease payments, including interest expenses, under non-cancelable operating leases as of March 31, 2019 and September 30, 2019 were as follows:

	(in millions of yen)
	March 31, 2019	September 30, 2019
Due within one year	¥67,271	¥47,381
Due after one year	276,237	161,774

Total	¥343,508	¥209,156

(Note)	The above table does not include lease payments that are booked as “Right-of-use asset” at overseas subsidiaries.

(2)	Lessor

Future lease receivables, including interest receivables, under non-cancelable operating leases as of March 31, 2019 and September 30, 2019 were as follows:

	(in millions of yen)
	March 31, 2019	September 30, 2019
Due within one year	¥31,211	¥4,526
Due after one year	15,299	18,411

Total	¥46,510	¥22,938

8.	Financial Instruments

The following table summarizes the amounts stated on the consolidated balance sheet and the fair value of financial instruments as of March 31, 2019 and September 30, 2019 together with their differences. Note that the following table does not include non-listed equity securities and certain other securities of which fair value cannot be reliably determined (see Note 2).

	(in millions of yen)
	March 31, 2019
	Amount on consolidated balance sheet	Fair value	Difference
(1) Cash and due from banks	¥74,206,895	¥74,206,895	¥—
(2) Call loans and bills bought	451,668	451,668	—
(3) Receivables under resale agreements	10,868,179	10,868,179	—
(4) Receivables under securities borrowing transactions	2,739,363	2,739,363	—
(5) Monetary claims bought (*1)	7,254,708	7,243,861	(10,847)
(6) Trading assets	6,722,866	6,722,866	—
(7) Money held in trust	912,961	913,318	356
(8) Securities:
Debt securities being held to maturity	2,314,249	2,335,727	21,478
Available-for-sale securities	58,735,655	58,735,655	—
(9) Loans and bills discounted	107,412,468
Allowance for credit losses (*1)	(531,266)

	106,881,202	107,758,349	877,147

(10) Foreign exchanges (*1)	2,134,807	2,134,807	—

Total assets	¥273,222,557	¥274,110,692	¥888,135

(1) Deposits	¥180,171,279	¥180,235,432	¥64,153
(2) Negotiable certificates of deposit	9,413,420	9,429,765	16,345
(3) Call money and bills sold	2,465,093	2,465,093	—
(4) Payables under repurchase agreements	25,112,121	25,112,121	—
(5) Payables under securities lending transactions	903,219	903,219	—
(6) Commercial papers	2,316,338	2,316,338	—
(7) Trading liabilities	2,493,030	2,493,030	—
(8) Borrowed money	16,268,170	16,277,719	9,549
(9) Foreign exchanges	2,271,145	2,271,145	—
(10) Short-term bonds payable	793,999	793,999	—
(11) Bonds payable	12,179,680	12,378,944	199,263
(12) Due to trust accounts	10,282,227	10,282,227	—
(13) Other liabilities (*2)	249,000	249,000	—

Total liabilities	¥264,918,726	¥265,208,038	¥289,312

Derivative transactions (*3):
Activities not qualifying for hedge accounting	¥548,318	¥548,318	¥—
Activities qualifying for hedge accounting	73,867	73,867	—

Total derivative transactions	¥622,185	¥622,185	¥—

(*1)

General and specific allowances for credit losses corresponding to loans are deducted. However, with respect to items other than loans, the amount stated on the consolidated balance sheet is shown since the amount of allowance for credit losses corresponding to these items is insignificant.

(*2)	The amount of derivative transactions is excluded. This line-item includes other financial instruments subject to the financial instrument fair value disclosure requirement.
(*3)

Derivative transactions included in trading assets and liabilities as well as those included in other assets and liabilities are shown together. Assets and liabilities arising from derivative transactions are presented on a net basis.

	(in millions of yen)
	September 30, 2019
	Amount on consolidated balance sheet	Fair value	Difference
(1) Cash and due from banks	¥72,989,219	¥72,989,219	¥—
(2) Call loans and bills bought	373,598	373,598	—
(3) Receivables under resale agreements	16,234,900	16,234,900	—
(4) Receivables under securities borrowing transactions	2,898,731	2,898,731	—
(5) Monetary claims bought (*1)	6,819,706	6,798,688	(21,018)
(6) Trading assets	7,786,155	7,786,155	—
(7) Money held in trust	928,124	929,228	1,104
(8) Securities:
Debt securities being held to maturity	2,168,967	2,224,683	55,715
Available-for-sale securities	56,723,670	56,723,670	—
(9) Loans and bills discounted	106,189,204
Allowance for credit losses (*1)	(541,715)

	105,647,489	106,726,559	1,079,070

(10) Foreign exchanges (*1)	1,986,278	1,986,278	—

Total assets	¥274,556,842	¥275,671,713	¥1,114,871

(1) Deposits	¥180,663,551	¥180,720,902	¥57,350
(2) Negotiable certificates of deposit	8,716,442	8,735,073	18,630
(3) Call money and bills sold	2,356,431	2,356,431	—
(4) Payables under repurchase agreements	26,541,538	26,541,538	—
(5) Payables under securities lending transactions	1,131,477	1,131,477	—
(6) Commercial papers	2,973,475	2,973,475	—
(7) Trading liabilities	3,294,278	3,294,278	—
(8) Borrowed money	14,984,084	15,003,783	19,698
(9) Foreign exchanges	2,040,143	2,040,143	—
(10) Short-term bonds payable	685,999	685,999	—
(11) Bonds payable	13,016,757	13,359,550	342,793
(12) Due to trust accounts	9,870,064	9,870,064	—
(13) Other liabilities (*2)	324,600	324,600	—

Total liabilities	¥266,598,846	¥267,037,319	¥438,473

Derivative transactions (*3):
Activities not qualifying for hedge accounting	¥710,755	¥710,755	¥—
Activities qualifying for hedge accounting	190,861	190,861	—

Total derivative transactions	¥901,617	¥901,617	¥—

(*1)

General and specific allowances for credit losses corresponding to loans are deducted. However, with respect to items other than loans, the amount stated on the consolidated balance sheet is shown since the amount of allowance for credit losses corresponding to these items is insignificant.

(*2)	The amount of derivative transactions is excluded. This line-item includes other financial instruments subject to the financial instrument fair value disclosure requirement.
(*3)

Derivative transactions included in trading assets and liabilities as well as those included in other assets and liabilities are shown together. Assets and liabilities arising from derivative transactions are presented on a net basis.

(Note 1)	Method used for determining the fair value of financial instruments

Assets

(1)	Cash and due from banks

For deposits without maturity, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount. For deposits with maturity, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because the remaining maturity period of the majority of such deposits is short (maturity within 1 year).

(2)	Call loans and bills bought, (3) Receivables under resale agreements and (4) Receivables under securities borrowing transactions

For each of these items, the contract terms of the majority of the transactions are short (1 year or less). Thus, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount.

(5)	Monetary claims bought

The fair value of monetary claims bought is determined based on the price obtained from external parties (brokers, etc.) or on the amount reasonably calculated according to a reasonable estimate.

For certain securitized products whose underlying assets are corporate loan receivables, the fair value is determined by taking into account two different prices. The first price is calculated based on the expected future cash flow derived from such factors as default probability and prepayment rate based on analyses of the underlying assets and discounted at a rate equal to the yield of such securitized products adjusted for the liquidity premium based on the actual historical market data. The second is the price obtained from external parties (brokers, etc.). For other securitized products, the fair value is determined based on the price obtained from external parties after considering the results of periodic confirmation of the current status of these products, including price comparison with similar products, time series data comparison of the same product, and analysis of consistency with publicly available market indices.

For certain monetary claims bought for which these methods do not apply, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount from their qualitative viewpoint.

(6)	Trading assets

For securities such as bonds that are held for trading purposes, the fair value is determined based on the price quoted by stock exchanges or by the financial institutions from which these securities are purchased, or determined at the present value of the expected future cash flow discounted at an interest rate based on the market interest rate as of the date of evaluation with certain adjustments.

(7)	Money held in trust

For securities that are part of trust property in an independently managed monetary trust with the primary purpose to manage securities, the fair value is determined based on the price quoted by the financial institutions from which these securities are purchased.

See “Money Held in Trust” for notes on money held in trust by category based on each purpose of holding the money held in trust.

(8)	Securities

The fair value of equity securities is determined based on the price quoted by stock exchanges. The fair value of bonds is determined based on the market price or by the financial institutions from which they are purchased, or based on the price reasonably calculated. The fair value of investment trusts is determined based on the publicly available price.

For privately placed guaranteed bonds held by MUFG’s banking or trust banking subsidiaries, the fair value is determined based on the present value of expected future cash flow, which is adjusted to reflect default risk, the amount expected to be collected from collateral and guarantees and the guarantee fees, and discounted at an interest rate based on the market interest rate as of the date of evaluation with certain adjustments.

The fair value of floating rate Japanese government bonds is determined based on the present value as calculated by discounting the expected future cash flow, estimated based on factors such as the yield of government bonds and discounted at a rate based on such yield of government bonds adjusted for the value of embedded options and the liquidity premium based on the actual market premiums observed in the past.

See “Securities” for notes on securities by category based on each purpose of holding the securities.

(9)	Loans and bills discounted

With respect to loans, for each category of loans based on types of loans, internal ratings and maturity period, the fair value is determined based on the present value of expected future cash flow, which is adjusted to reflect default risk and the amount expected to be collected from collateral and guarantees and discounted at an interest rate based on the market interest rate as of the date of evaluation with certain adjustments. For loans with floating interest rates such as certain residential loans provided to individual home owners, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount, unless the creditworthiness of the borrower has changed significantly since the loan origination.

For receivables from bankrupt, virtually bankrupt and likely to become bankrupt borrowers, credit loss is estimated based on factors such as the present value of expected future cash flow or the amount expected to be collected from collateral and guarantees. Since the fair value of these items approximates the net amount of receivables after the deduction of allowance for credit losses on the consolidated balance sheet as of the consolidated balance sheet date, such amount is presented as the fair value. The fair value of loans qualifying for special hedge accounting treatment for interest rate swaps or designation of forward exchange contracts and other contracts under Generally Accepted Accounting Principles in Japan (“JGAAP”) reflects the fair value of such interest rate swaps or forward exchange contracts and other contracts.

(10)	Foreign exchanges

Foreign exchanges consists of foreign currency deposits with other banks that are “due from foreign banks (deposits with foreign banks),” short-term loans involving foreign currencies that are “due from other foreign banks (loans to foreign banks),” export bills, traveler’s checks and other bills (purchased foreign bills), and loans on notes using import bills (foreign bills receivables). For these items, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because most of these items are deposits without maturity or have short contract terms (1 year or less).

Liabilities

(1)	Deposits and (2) Negotiable certificates of deposit

For demand deposits, the amount payable on demand as of the consolidated balance sheet date (i.e., the carrying amount) is considered to be the fair value. For floating rate time deposits, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because the market interest rate is reflected in such deposits within a short time period. Fixed rate time deposits are grouped by certain maturity periods. The fair value of such deposits is the present value discounted by expected future cash flow. The discount rate used is the interest rate that would be applied to newly accepted deposits.

(3)	Call money and bills sold, (4) Payables under repurchase agreements, (5) Payables under securities lending transactions and (6) Commercial papers

For each of these items, the majority of transactions have short contract terms (1 year or less). Thus, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount.

(7)	Trading liabilities

For securities such as bonds that are sold short for trading purposes, the fair value is determined based on the price quoted by stock exchanges or the financial institutions to which these securities were sold.

(8)	Borrowed money

For floating rate borrowings, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount. The basis for this is that the interest rate of such floating rate borrowings reflects the market interest rate within a short time period and that there has been no significant change in MUFG’s or MUFG’s consolidated subsidiaries’ creditworthiness after such borrowings were made. For fixed rate borrowings, the fair value is calculated as the present value of expected future cash flow from these borrowings grouped by certain maturity periods, which is discounted at an interest rate generally applicable to similar borrowings reflecting the premium applicable to MUFG or MUFG’s consolidated subsidiaries.

(9)	Foreign exchanges

Among foreign exchange contracts, foreign currency deposits accepted from other banks and non-resident yen deposits (due to other foreign banks (deposits from foreign banks)) are deposits without maturity. Moreover, foreign currency short-term borrowings (due to other foreign banks (borrowings from foreign banks)) have short contract terms (1 year or less). Thus, the carrying amount is presented as the fair value of these contracts, as the fair value approximates such carrying amount.

(10)	Short-term bonds payable

For short-term bonds payable, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because they have short contract terms (1 year or less).

(11)	Bonds payable

The fair value of corporate bonds issued by MUFG and MUFG’s consolidated subsidiaries is determined based on their market price. For certain corporate bonds, the fair value is calculated as the present value of expected future cash flow discounted at an interest rate generally applicable to issuance of similar corporate bonds. For floating rate corporate bonds without market prices, the carrying amount of such bonds is presented as the fair value, as the fair value approximates such carrying amount. This is on the basis that the interest rate of such floating rate corporate bonds reflects the market interest rate within a short time period and that there has been no significant change in MUFG’s nor MUFG’s consolidated subsidiaries’ creditworthiness after their issuance. For fixed rate corporate bonds, the fair value is the present value of expected future cash flow from these borrowings, which is discounted at an interest rate generally applicable to similar borrowings reflecting the premium applicable to MUFG or MUFG’s consolidated subsidiaries. The fair value of corporate bonds qualifying for special hedge accounting treatment for interest rate swaps under JGAAP reflects the fair value of such interest rate swaps.

(12)	Due to trust accounts

Since these are cash deposits with no maturity, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount.

(13)	Other liabilities

For other liabilities, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because they have short contract terms (1 year or less).

Derivative transactions

See “Derivatives” for notes on derivative transactions.

(Note 2)

The following table summarizes the amounts of financial instruments on the consolidated balance sheet whose fair value cannot be reliably determined. These securities are not included in the amount presented under the line-item “(8) Securities — Available-for-sale securities” as a component of Total assets in the above table summarizing the fair value of financial instruments.

	(in millions of yen)
	Amount on consolidated balance sheet
	March 31, 2019	September 30, 2019
Unlisted equity securities (*1) (*2)	¥198,434	¥210,719
Investment in partnerships and others (*2) (*3)	51,064	66,369
Others (*2)	664	2,364

Total	¥250,163	¥279,453

(*1)

Unlisted equity securities do not carry quoted market prices. Since the fair value of these securities cannot be reliably determined, such securities are not subject to the fair value disclosure requirement.

(*2)

With respect to non-listed equity securities, an impairment loss of ¥3,259 million and ¥2,329 million was recorded in the fiscal year ended March 31, 2019 and in the six months ended September 30, 2019, respectively.

(*3)

Investments in partnerships and others mainly include silent partnerships and investment partnerships and other partnerships, and they do not carry quoted market prices. Since the fair value of these securities cannot be reliably determined, such securities are not subject to the fair value disclosure requirement.

9.	Securities

In addition to “Securities” on the consolidated balance sheet, the figures in the following tables include negotiable certificates of deposit in “Cash and due from banks” and beneficiary certificates in trusts in “Monetary claims bought” and others.

I.	Debt securities being held to maturity

	(in millions of yen)
	March 31, 2019
	Amount on consolidated balance sheet	Fair value	Difference
Securities whose fair value exceeds amount on consolidated balance sheet:

Domestic bonds	¥1,100,701	¥1,142,320	¥41,618
Government bonds	1,100,701	1,142,320	41,618
Municipal bonds	—	—	—
Corporate bonds	—	—	—
Other securities	847,676	852,422	4,746
Foreign bonds	392,592	395,923	3,330
Other	455,083	456,499	1,415

Subtotal	¥1,948,377	¥1,994,742	¥46,365

Securities whose fair value does not exceed amount on consolidated balance sheet:

Domestic bonds	¥—	¥—	¥—
Government bonds	—	—	—
Municipal bonds	—	—	—
Corporate bonds	—	—	—
Other securities	2,499,789	2,464,472	(35,317)
Foreign bonds	820,955	797,484	(23,471)
Other	1,678,834	1,666,987	(11,846)

Subtotal	¥2,499,789	¥2,464,472	¥(35,317)

Total	¥4,448,167	¥4,459,215	¥11,047

	(in millions of yen)
	September 30, 2019
	Amount on consolidated balance sheet	Fair value	Difference
Securities whose fair value exceeds amount on consolidated balance sheet:

Domestic bonds	¥1,100,637	¥1,147,130	¥46,492
Government bonds	1,100,637	1,147,130	46,492
Municipal bonds	—	—	—
Corporate bonds	—	—	—
Other securities	972,896	988,280	15,383
Foreign bonds	674,345	688,117	13,772
Other	298,551	300,163	1,611

Subtotal	¥2,073,534	¥2,135,410	¥61,876

Securities whose fair value does not exceed amount on consolidated balance sheet:

Domestic bonds	¥—	¥—	¥—
Government bonds	—	—	—
Municipal bonds	—	—	—
Corporate bonds	—	—	—
Other securities	2,148,955	2,124,762	(24,193)
Foreign bonds	393,503	388,948	(4,555)
Other	1,755,452	1,735,813	(19,638)

Subtotal	¥2,148,955	¥2,124,762	¥(24,193)

Total	¥4,222,490	¥4,260,172	¥37,682

II.	Available-for-sale securities

	(in millions of yen)
	March 31, 2019
	Amount on consolidated balance sheet	Acquisition cost	Difference
Securities whose fair value exceeds the acquisition cost:

Domestic equity securities	¥4,722,446	¥1,895,377	¥2,827,068
Domestic bonds	22,822,098	22,463,006	359,092
Government bonds	17,471,174	17,191,370	279,803
Municipal bonds	2,207,913	2,185,320	22,593
Corporate bonds	3,143,010	3,086,315	56,695
Other securities	17,444,398	16,990,459	453,939
Foreign equity securities	104,061	51,462	52,598
Foreign bonds	14,461,138	14,175,824	285,313
Other	2,879,199	2,763,171	116,027

Subtotal	¥44,988,943	¥41,348,843	¥3,640,100

Securities whose fair value does not exceed the acquisition cost:

Domestic equity securities	¥230,946	¥293,653	¥(62,706)
Domestic bonds	4,439,107	4,440,707	(1,600)
Government bonds	4,071,160	4,071,994	(833)
Municipal bonds	18,651	18,656	(4)
Corporate bonds	349,294	350,057	(762)
Other securities	10,919,656	11,159,758	(240,101)
Foreign equity securities	10,817	10,829	(11)
Foreign bonds	7,071,776	7,183,441	(111,665)
Other	3,837,062	3,965,486	(128,424)

Subtotal	¥15,589,710	¥15,894,119	¥(304,408)

Total	¥60,578,654	¥57,242,962	¥3,335,691

(Note)	The total difference amount shown in the table above includes ¥101,289 million of revaluation gains on securities by application of the fair value hedge accounting method.

	(in millions of yen)
	September 30, 2019
	Amount on consolidated balance sheet	Acquisition cost	Difference
Securities whose fair value exceeds the acquisition cost:

Domestic equity securities	¥4,554,280	¥1,803,262	¥2,751,017
Domestic bonds	21,822,557	21,432,679	389,877
Government bonds	15,901,802	15,598,063	303,738
Municipal bonds	2,393,641	2,370,744	22,897
Corporate bonds	3,527,113	3,463,871	63,241
Other securities	19,716,046	18,948,974	767,072
Foreign equity securities	93,319	54,439	38,880
Foreign bonds	16,067,452	15,505,944	561,508
Other	3,555,274	3,388,590	166,683

Subtotal	¥46,092,884	¥42,184,916	¥3,907,967

Securities whose fair value does not exceed the acquisition cost:

Domestic equity securities	¥256,996	¥308,980	¥(51,984)
Domestic bonds	3,451,275	3,463,331	(12,055)
Government bonds	3,120,691	3,131,577	(10,886)
Municipal bonds	166,872	167,123	(250)
Corporate bonds	163,712	164,630	(917)
Other securities	8,740,171	8,911,058	(170,887)
Foreign equity securities	8,199	8,214	(14)
Foreign bonds	5,557,083	5,579,363	(22,279)
Other	3,174,887	3,323,481	(148,593)

Subtotal	¥12,448,443	¥12,683,370	¥(234,927)

Total	¥58,541,327	¥54,868,287	¥3,673,040

(Note)	The total difference amount shown in the table above includes ¥103,513 million of revaluation gains on securities by application of the fair value hedge accounting method.

III.	Securities with impairment losses

Securities other than those held for trading purposes and investments in affiliates (excluding certain securities whose fair value cannot be reliably determined) are subject to write-downs when their fair value significantly declines and it is determined as of the end of the reporting period that it is not probable that the value will recover to the acquisition cost. In such case, the fair value is recorded on the consolidated balance sheet and the difference between the fair value and the acquisition cost is recognized as losses for the reporting period (referred to as “impairment losses”).

Impairment losses on such securities for the fiscal year ended March 31, 2019 were ¥10,755 million consisting of ¥9,549 million on equity securities and ¥1,205 million on bonds and other securities.

Impairment losses on such securities for the six months ended September 30, 2019 were ¥28,649 million consisting of ¥28,627 million on equity securities and ¥22 million on bonds and other securities.

Whether there is any “significant decline in the fair value” is determined for each category of issuers in accordance with the internal standards for self-assessment of asset quality as provided below:

Bankrupt issuers, virtually bankrupt issuers and likely to become bankrupt issuers:

The fair value is lower than the acquisition cost.

Issuers requiring close watch:

The fair value has declined 30% or more from the acquisition cost.

Normal issuers:

The fair value has declined 50% or more from the acquisition cost.

“Bankrupt issuers” means issuers who have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses. “Virtually bankrupt issuers” means issuers who are not legally or formally bankrupt but are regarded as substantially in similar condition. “Likely to become bankrupt issuers” means issuers who are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt. “Issuers requiring close watch” means issuers who are financially weak and are under close monitoring by our subsidiaries.

“Normal issuers” means issuers other than those who are categorized in the four categories of issuers mentioned above.

10.	Money Held in Trust

I.	Money held in trust being held to maturity

	(in millions of yen)
	March 31, 2019
	(a) Amount on consolidated balance sheet	(b) Fair value	Difference (b) - (a)	Money held in trust with respect to which (b) exceeds (a)	Money held in trust with respect to which (b) does not exceed (a)
Money held in trust being held to maturity	¥47,167	¥48,158	¥990	¥990	¥—

	(in millions of yen)
	September 30, 2019
	(a) Amount on consolidated balance sheet	(b) Fair value	Difference (b) - (a)	Money held in trust with respect to which (b) exceeds (a)	Money held in trust with respect to which (b) does not exceed (a)
Money held in trust being held to maturity	¥42,129	¥43,554	¥1,425	¥1,425	¥—

(Note)	“Money held in trust with respect to which (b) exceeds (a)” and “Money held in trust with respect to which (b) does not exceed (a)” show the breakdown of “Difference between (b) - (a)”.

II.	Money held in trust not for trading purposes or being held to maturity

	(in millions of yen)
	March 31, 2019
	(a) Amount on consolidated balance sheet	(b) Acquisition cost	Difference (a) - (b)	Money held in trust with respect to which (a) exceeds (b)	Money held in trust with respect to which (a) does not exceed (b)
Money held in trust not for trading purposes or being held to maturity	¥824,079	¥821,739	¥ 2,340	¥2,340	¥—

	(in millions of yen)
	September 30, 2019
	(a) Amount on consolidated balance sheet	(b) Acquisition cost	Difference (a) - (b)	Money held in trust with respect to which (a) exceeds (b)	Money held in trust with respect to which (a) does not exceed (b)
Money held in trust not for trading purposes or being held to maturity	¥851,637	¥850,447	¥1,190	¥1,190	¥—

(Note)	“Money held in trust with respect to which (a) exceeds (b)” and “Money held in trust with respect to which (a) does not exceed (b)” show the breakdown of “Difference (a) - (b)”.

11.	Net Unrealized Gains (Losses) on Available-for-Sale Securities

Net unrealized gains (losses) on available-for-sale securities as of the dates indicated consisted of the following :

As of March 31, 2019

(in millions of yen)
Net unrealized gains (losses)	¥3,216,388
Available-for-sale securities	3,229,286
Money held in trust not for trading purpose or being held to maturity	2,340
Reclassification from “Available-for-sale securities” to “Debt securities being held to maturity”	(15,237)
Deferred tax liabilities	(939,546)
Net unrealized gains (losses) on available-for-sale securities, net of deferred tax liabilities (before adjustments for non-controlling interests)	2,276,841
Non-controlling interests	(6,141)
MUFG’s ownership share in equity method investees’ unrealized gains (losses) on available-for-sale securities	(21,469)

Total	¥2,249,231

(Notes)

1.

“Net unrealized gains (losses)” shown in the above table excludes ¥101,289 million of revaluation gains on securities as a result of application of the fair value hedge accounting method, which are recorded in current earnings.

2.

“Net unrealized gains (losses)” shown in the above table includes ¥437 million of unrealized losses on available-for-sale securities in investment limited partnerships and ¥4,677 million of unrealized losses as a result of foreign exchange adjustments related to available-for-sale securities denominated in foreign currencies whose fair value cannot be reliably determined.

As of September 30, 2019

(in millions of yen)
Net unrealized gains (losses)	¥3,550,556
Available-for-sale securities	3,562,751
Money held in trust not for trading purpose or being held to maturity	1,190
Reclassification from “Available-for-sale securities” to “Debt securities being held to maturity”	(13,384)
Deferred tax liabilities	(1,029,036)
Net unrealized gains (losses) on available-for-sale securities, net of deferred tax liabilities (before adjustments for non-controlling interests)	2,521,520
Non-controlling interests	(6,723)
MUFG’s ownership share in equity method investees’ unrealized gains (losses) on available-for-sale securities	20,490

Total	¥2,535,286

(Notes)

1.

“Net unrealized gains (losses)” shown in the above table excludes ¥103,513 million of revaluation gains on securities as a result of application of the fair value hedge accounting method, which are recorded in current earnings.

2.

“Net unrealized gains (losses)” shown in the above table includes ¥866 million of unrealized losses on available-for-sale securities in investment limited partnerships and ¥5,909 million of unrealized losses as a result of foreign exchange adjustments related to available-for-sale securities denominated in foreign currencies whose fair value cannot be reliably determined.

12.	Derivatives

Derivatives to which hedge accounting is not applied

With respect to derivatives to which hedge accounting is not applied, the contract amounts or notional principal amounts, fair values and related valuation gains (losses) as of the end of the reporting period by transaction type and fair value valuation method were as follows. The contract and other amounts do not represent the market risk exposures associated with the relevant derivatives.

I.	Interest rate-related derivatives

		(in millions of yen)
		March 31, 2019
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Interest rate futures	Sold	¥4,051,827	¥3,178,978	¥(3,519)	¥(3,519)
	Bought	5,622,738	3,874,488	1,798	1,798
Interest rate options	Sold	14,471,085	3,485,940	(9,652)	(3,305)
	Bought	10,771,239	2,008,153	12,787	2,998
Over-the-counter (“OTC”) transactions:
Forward rate agreements	Sold	46,800,701	1,447,871	(128)	(128)
	Bought	46,493,223	2,589,802	350	350
Interest rate swaps	Receivable fixed rate/ Payable floating rate	495,128,761	396,606,057	8,712,768	8,712,768
	Receivable floating rate/ Payable fixed rate	489,485,468	396,607,853	(8,431,277)	(8,431,277)
	Receivable floating rate/ Payable floating rate	107,539,404	86,920,919	20,316	20,316
	Receivable fixed rate/ Payable fixed rate	939,000	888,201	13,571	13,571
Interest rate swaptions	Sold	26,084,358	17,676,395	(457,992)	311,031
	Bought	22,244,823	14,850,075	337,414	(243,187)
Other	Sold	3,175,996	2,855,871	(37,074)	(2,674)
	Bought	3,996,218	3,582,513	46,836	(622)

Total		—	—	¥206,198	¥378,120

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.

The fair values of transactions listed on exchanges are determined using the closing prices on the Chicago Mercantile Exchange or other exchanges as of the end of the fiscal year. The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

		(in millions of yen)
		September 30, 2019
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Interest rate futures	Sold	¥7,052,995	¥5,323,782	¥(17,700)	¥(17,700)
	Bought	5,393,102	2,007,967	12,537	12,537
Interest rate options	Sold	11,917,986	406,541	(4,245)	443
	Bought	7,691,396	370,977	5,792	45
OTC transactions:
Forward rate agreements	Sold	67,713,949	4,020,746	(240)	(240)
	Bought	65,148,274	5,230,922	(291)	(291)
Interest rate swaps	Receivable fixed rate/ Payable floating rate	504,418,897	411,740,739	10,418,255	10,418,255
	Receivable floating rate/ Payable fixed rate	495,346,100	405,894,960	(9,878,890)	(9,878,890)
	Receivable floating rate/ Payable floating rate	108,866,123	87,952,308	29,452	29,452
	Receivable fixed rate/ Payable fixed rate	999,548	985,510	13,991	13,991
Interest rate swaptions	Sold	28,411,367	16,192,181	(474,661)	309,126
	Bought	25,799,952	14,667,197	401,502	(220,285)
Other	Sold	3,492,975	2,852,440	(33,514)	1,161
	Bought	4,518,575	3,850,233	45,512	(1,695)

Total		—	—	¥517,499	¥665,909

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.

The fair values of transactions listed on exchanges are determined using the closing prices on the Chicago Mercantile Exchange or other exchanges as of the end of the reporting period. The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

II.	Currency-related derivatives

		(in millions of yen)
		March 31, 2019
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Currency futures	Sold	¥112,493	¥—	¥163	¥163
	Bought	504,931	152,173	(1,117)	(1,117)
OTC transactions:
Currency swaps		62,280,850	49,974,785	200,422	200,422
Forward contracts on foreign exchange		125,082,797	7,724,593	52,213	52,213
Currency options	Sold	10,827,676	3,574,222	(8,906)	115,187
	Bought	9,735,615	2,955,812	21,979	(89,705)

Total		—	—	¥264,755	¥277,164

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the discounted present value model, the option-pricing model or other methods.

		(in millions of yen)
		September 30, 2019
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Currency futures	Sold	¥238,218	¥737	¥(3,180)	¥(3,180)
	Bought	513,343	104,860	1,222	1,222
OTC transactions:
Currency swaps		60,826,190	47,846,741	92,757	92,757
Forward contracts on foreign exchange		138,381,676	6,980,753	60,111	60,111
Currency options	Sold	10,187,751	3,269,763	(2,977)	109,665
	Bought	9,179,313	2,592,689	22,777	(83,517)

Total		—	—	¥170,711	¥177,058

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the discounted present value model, the option-pricing model or other methods.

III.	Equity-related derivatives

		(in millions of yen)
		March 31, 2019
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Stock index futures	Sold	¥479,540	¥14,365	¥(78)	¥(78)
	Bought	176,022	20,110	4,057	4,057
Stock index options	Sold	1,153,230	516,981	(82,321)	19,162
	Bought	851,792	290,695	41,994	(11,017)
OTC transactions:
OTC securities option transactions	Sold	439,636	204,181	(66,220)	(34,925)
	Bought	653,362	515,405	77,642	64,341
OTC securities index swap transactions	Receivable index volatility/ Payable interest rate	267,256	198,720	(15,510)	(15,510)
	Receivable interest rate/ Payable index volatility	1,241,209	486,978	92,622	92,622
Forward transactions in OTC securities indexes	Sold	695	—	2	2
	Bought	18,498	—	(106)	(106)

Total		—	—	¥52,082	¥118,547

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.

The fair values of transactions listed on exchanges are determined using the closing prices on the Osaka Exchange or other exchanges as of the end of the fiscal year. The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

		(in millions of yen)
		September 30, 2019
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Stock index futures	Sold	¥317,447	¥27,067	¥(2,806)	¥(2,806)
	Bought	278,821	31,336	6,551	6,551
Stock index options	Sold	1,286,756	550,279	(63,266)	52,525
	Bought	963,979	371,451	33,271	(19,425)
OTC transactions:
OTC securities option transactions	Sold	471,870	231,717	(68,798)	(40,267)
	Bought	654,092	495,994	78,029	65,336
OTC securities index swap transactions	Receivable index volatility/ Payable interest rate	367,841	236,570	(8,856)	(8,856)
	Receivable interest rate/ Payable index volatility	1,620,213	562,499	50,791	50,791
Forward transactions in OTC securities indexes	Sold	1,460	—	28	28
	Bought	17,022	2,505	(1,327)	(1,327)

Total		—	—	¥23,616	¥102,550

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.

The fair values of transactions listed on exchanges are determined using the closing prices on the Osaka Exchange or other exchanges as of the end of the reporting period. The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

IV.	Bond-related derivatives

		(in millions of yen)
		March 31, 2019
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Bond futures	Sold	¥652,810	¥—	¥(7,102)	¥(7,102)
	Bought	696,561	—	2,383	2,383
Bond futures options	Sold	1,535,632	—	(3,716)	(1,193)
	Bought	2,259,130	—	5,105	(1,742)
OTC transactions:
Bond OTC options	Sold	108,541	—	(645)	(382)
	Bought	108,541	—	98	(194)
Bond forward contracts	Sold	672,363	—	(6,658)	(6,658)
	Bought	292,732	—	1,666	1,666
Bond OTC swaps	Receivable fixed rate/ Payable variable rate	7,400	7,400	1,523	1,523
	Receivable variable rate/ Payable fixed rate	—	—	—	—
	Receivable variable rate/ Payable variable rate	388,250	388,250	2,945	2,945
	Receivable fixed rate/ Payable fixed rate	12,500	12,500	2,168	2,168
Total return swaps	Sold	77,693	—	620	620
	Bought	159,301	144,747	2,844	2,844

Total		—	—	¥1,232	¥(3,120)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.

The fair values of transactions listed on exchanges are determined using the closing prices on the Osaka Exchange or other exchanges as of the end of the fiscal year. The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

		(in millions of yen)
		September 30, 2019
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Bond futures	Sold	¥1,549,104	¥—	¥(3,923)	¥(3,923)
	Bought	522,141	—	(1,374)	(1,374)
Bond futures options	Sold	3,565,604	—	(5,259)	2,603
	Bought	3,061,889	—	7,740	(2,999)
OTC transactions:
Bond OTC options	Sold	513,675	—	(846)	65
	Bought	542,478	—	1,918	884
Bond forward contracts	Sold	658,511	—	(3,018)	(3,018)
	Bought	1,144,974	—	(705)	(705)
Bond OTC swaps	Receivable fixed rate/ Payable variable rate	—	—	—	—
	Receivable variable rate/ Payable fixed rate	—	—	—	—
	Receivable variable rate/ Payable variable rate	376,117	376,117	(11,255)	(11,255)
	Receivable fixed rate/ Payable fixed rate	6,700	6,700	1,034	1,034
Total return swaps	Sold	75,544	—	2,595	2,595
	Bought	122,735	112,000	2,415	2,415

Total		—	—	¥(10,678)	¥(13,677)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.

The fair values of transactions listed on exchanges are determined using the closing prices on the Osaka Exchange or other exchanges as of the end of the reporting period. The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

V.	Commodity-related derivatives

		(in millions of yen)
		March 31, 2019
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Commodity swaps	Receivable index volatility/ Payable interest rate	¥72,975	¥62,904	¥(25,658)	¥(25,658)
	Receivable interest rate/ Payable index volatility	75,547	63,133	26,366	26,366
Commodity options	Sold	4,970	580	(306)	(259)
	Bought	4,870	480	232	192

Total		—	—	¥633	¥640

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the prices and contract periods of the underlying transactions as well as other factors comprising other contractual terms of such transactions.
3.	The commodities are mainly those related to oil and other commodities.

		(in millions of yen)
		September 30, 2019
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Commodity swaps	Receivable index volatility/ Payable interest rate	¥65,873	¥60,848	¥(25,393)	¥(25,393)
	Receivable interest rate/ Payable index volatility	67,173	61,102	25,720	25,720
Commodity options	Sold	2,287	334	(100)	(55)
	Bought	2,187	234	31	(7)

Total		—	—	¥257	¥264

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the prices and contract periods of the underlying transactions as well as other factors comprising other contractual terms of such transactions.
3.	The commodities are mainly those related to natural gas and oil.

VI.	Credit-related derivatives

		(in millions of yen)
		March 31, 2019
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Credit default options	Sold	¥3,130,886	¥2,633,567	¥39,367	¥39,367
	Bought	3,673,733	3,211,469	(16,979)	(16,979)

Total		—	—	¥22,387	¥22,387

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the discounted present value model, the option-pricing model or other methods.
3.	“Sold” refers to transactions where the credit risk is assumed, and “Bought” refers to transactions where the credit risk is transferred.

		(in millions of yen)
		September 30, 2019
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Credit default options	Sold	¥3,600,740	¥3,180,171	¥66,676	¥66,676
	Bought	4,140,837	3,709,172	(57,967)	(57,967)

Total		—	—	¥8,709	¥8,709

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the discounted present value model, the option-pricing model or other methods.
3.	“Sold” refers to transactions where the credit risk is assumed, and “Bought” refers to transactions where the credit risk is transferred.

VII.	Other derivatives

		(in millions of yen)
		March 31, 2019
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Earthquake derivatives	Sold	¥28,000	¥17,000	¥(604)	¥784
	Bought	28,353	17,000	958	(837)
Other	Sold	—	—	—	—
	Bought	5,241	5,241	672	672

Total		—	—	¥1,027	¥619

(Notes)

1.  The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

2.  The fair values are calculated using the option-pricing model or other methods.

		(in millions of yen)
		September 30, 2019
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Earthquake derivatives	Sold	¥28,000	¥10,000	¥(684)	¥1,057
	Bought	28,000	10,000	683	(1,098)
Other	Sold	—	—	—	—
	Bought	5,096	5,096	640	640

Total		—	—	¥639	¥599

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the option-pricing model or other methods.

13.	Stock Options

I.	Amount of, and income statement line-item for, expenses relating to stock options

	(in millions of yen)
	For the six months ended September 30,
	2018	2019
General and administrative expenses	¥4,233	¥4,428

II.	Outline of stock bonus plans of MUFG Americas Holdings Corporation (“MUAH”), a consolidated subsidiary of MUFG

For the six months ended September 30, 2018

	2018 1st Stock Bonus Plans		2018 2nd Stock Bonus Plans		2018 3rd Stock Bonus Plans
Number of grantees by category	Employees of MUAH and subsidiaries:	10	Employees of MUAH and subsidiaries:	1	Employees of MUAH and subsidiaries:	1
Number of units granted*	RSUs:	206,325	RSUs:	8,055	RSUs:	19,207
Date of grant	January 16, 2018		January 16, 2018		January 16, 2018
Eligible service period	January 16, 2018 to January 15, 2021		January 16, 2018 to April 15, 2020		January 16, 2018 to June 15, 2020
Fair value on grant date (in U.S. dollars per unit)		$8.07		$8.07		$8.07

	2018 4th Stock Bonus Plans		2018 5th Stock Bonus Plans		2018 6th Stock Bonus Plans
Number of grantees by category	Employees of MUAH and subsidiaries:	1	Employees of MUAH and subsidiaries:	1	Employees of MUAH and subsidiaries:	3
Number of units granted*	RSUs:	8,055	RSUs:	9,294	RSUs:	30,077
Date of grant	January 16, 2018		January 16, 2018		April 16, 2018
Eligible service period	January 16, 2018 to July 15, 2020		January 16, 2018 to December 15, 2019		April 16, 2018 to April 15, 2021
Fair value on grant date (in U.S. dollars per unit)		$8.07		$8.07		$6.65

	2018 7th Stock Bonus Plans		2018 8th Stock Bonus Plans
Number of grantees by category	Employees of MUAH and subsidiaries:	1	Employees of MUAH and subsidiaries:	1,076
Number of units granted*	RSUs:	28,572	RSUs:	12,383,565
Date of grant	April 16, 2018		June 15, 2018
Eligible service period	April 16, 2018 to January 15, 2021		June 15, 2018 to June 15, 2021
Fair value on grant date (in U.S. dollars per unit)		$6.65		$5.89

*

The RSUs referred to in the above tables are the Restricted Stock Units which are settled in American Depositary Receipts (ADRs) representing shares of common stock of MUFG, MUAH’s ultimate parent company. Compensation costs related to the RSUs granted for the six months ended September 30, 2018 are presented in “General and administrative expenses” in the consolidated statements of income. RSUs represent a right to receive one ADR per RSU and, unless otherwise provided in the relevant Restricted Share Unit Agreement, the right vests pro-rata on each one-year anniversary of the grant date and becomes fully vested three years from the grant date, provided that the grantees have satisfied the specified continuous service and other requirements. Each ADR is exchangeable for one share of MUFG common stock.

The grantees are entitled to “dividend equivalent credits” on their granted but unvested RSUs when MUFG pays dividends to its shareholders. The credit is equal to the dividends that the grantees would have received on the shares had the shares been issued to the grantees in exchange for their granted but unvested RSUs.

For the six months ended September 30, 2019

	2019 1st Stock Bonus Plans		2019 2nd Stock Bonus Plans		2019 3rd Stock Bonus Plans
Number of grantees by category	Employees of MUAH and subsidiaries:	6	Employees of MUAH and subsidiaries:	1	Employees of MUAH and subsidiaries:	1
Number of units granted*	RSUs:	91,098	RSUs:	157,485	RSUs:	70,000
Date of grant	January 15, 2019		February 15, 2019		April 15, 2019
Eligible service period	January 15, 2019 to January 15, 2022		February 15, 2019 to February 15, 2021		April 15, 2019 to April 15, 2022
Fair value on grant date (in U.S. dollars per unit)		$5.27		$5.29		$5.00

	2019 4th Stock Bonus Plans
Number of grantees by category	Employees of MUAH and subsidiaries:	1,319
Number of units granted*	RSUs:	22,865,420
Date of grant	June 17, 2019
Eligible service period	June 17, 2019 to June 15, 2022
Fair value on grant date (in U.S. dollars per unit)		$4.63

*

The RSUs referred to in the above tables are the Restricted Stock Units which are settled in American Depositary Receipts (ADRs) representing shares of common stock of MUFG, MUAH’s ultimate parent company. Compensation costs related to the RSUs granted for the six months ended September 30, 2019 are presented in “General and administrative expenses” in the consolidated statements of income. RSUs represent a right to receive one ADR per RSU and, unless otherwise provided in the relevant Restricted Share Unit Agreement, the right vests pro-rata on each one-year anniversary of the grant date and becomes fully vested three years from the grant date, provided that the grantees have satisfied the specified continuous service and other requirements. Each ADR is exchangeable for one share of MUFG common stock.

The grantees are entitled to “dividend equivalent credits” on their granted but unvested RSUs when MUFG pays dividends to its shareholders. The credit is equal to the dividends that the grantees would have received on the shares had the shares been issued to the grantees in exchange for their granted but unvested RSUs.

14.	Segment Information

I.	Business segment information

(1)	Summary of reporting segments

MUFG’s reporting segments are business units of MUFG which its Executive Committee, the decision-making body for the execution of its business operations, regularly reviews to make decisions regarding allocation of management resources and evaluate performance.

MUFG makes and executes unified group-wide strategies based on customer characteristics and the nature of business.

Accordingly, MUFG has adopted customer-based and business-based segmentation, which consists of the following reporting segments: Retail & Commercial Banking Business Group, Japanese Corporate & Investment Banking Business Group, Global Corporate & Investment Banking Business Group, Global Commercial Banking Business Group, Asset Management & Investor Services Business Group, Global Markets Business Group and Other.

Retail & Commercial Banking Business Group:	Providing services relating to finance, real estate and stock transfers to Japanese individual and small to medium sized corporate customers

Japanese Corporate & Investment Banking Business Group:	Providing services relating to finance, real estate and stock transfers to large Japanese corporate customers

Global Corporate & Investment Banking Business Group:	Providing financial services to large non-Japanese corporate customers

Global Commercial Banking Business Group:	Providing financial services to individual and small to medium sized corporate customers of overseas commercial bank investees of MUFG

Asset Management & Investor Services Business Group:	Providing asset management and administration services to domestic and overseas investor and asset manager customers

Global Markets Business Group:	Providing services relating to foreign currency exchange, funds and investment securities to customers, as well as conducting market transactions and managing liquidity and cash for MUFG

Other:	Other than the businesses mentioned above

(2)	Methods of calculation of net revenue and operating profit (loss) for each reporting segment

The accounting methods applied to the reported business segments, except the scope of consolidation, are generally consistent with the methods described in “Significant Accounting Policies Applied to the Semi-Annual Consolidated Financial Statements”. The scope of consolidation includes MUFG’s major subsidiaries. The reported figures are generally prepared based on internal managerial accounting rules before elimination of inter-segment transactions and other consolidation adjustments. Net revenues and operating expenses attributable to multiple segments are reported in accordance with internal managerial accounting rules generally calculated based on market value.

(a)	Changes in the method of calculation of operating profit (loss) of each reporting segment

From the six months ended September 30, 2019, MUFG has changed the method of allocation of net revenue and operating expenses among reporting segments and has accordingly changed the method of calculation of operating profit (loss) of each reporting segment.

The business segment information for the six months ended September 30, 2018 has been restated based on the new calculation method.

(3)	Information on net revenue and operating profit (loss) for each reporting segment

For the six months ended September 30, 2018

	(in millions of yen)
	For the six months ended September 30, 2018
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥754,081	¥261,574	¥193,686	¥335,803	¥104,358	¥1,649,505	¥260,309	¥24,395	¥1,934,210
BK and TB combined	361,878	199,868	129,990	(809)	48,954	739,882	165,654	109,788	1,015,325
Net interest income	232,095	75,503	56,754	(808)	—	363,544	128,515	167,096	659,156
Net non-interest income	129,783	124,365	73,235	(1)	48,954	376,338	37,139	(57,308)	356,169
Other than BK and TB combined	392,202	61,706	63,696	336,613	55,403	909,622	94,655	(85,393)	918,884
Operating expenses	608,035	151,194	121,278	238,882	60,563	1,179,954	114,096	69,655	1,363,706

Operating profit (loss)	¥146,046	¥110,380	¥72,408	¥96,921	¥43,794	¥469,551	¥146,212	¥(45,260)	¥570,503

(Notes)

1.	“BK” refers to MUFG Bank, Ltd. and “TB” refers to Mitsubishi UFJ Trust and Banking Corporation.
2.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
3.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
4.	“Operating expenses” includes personnel expenses and premise expenses.
5.	Assets and liabilities of each reporting segment are not reported since MUFG does not allocate assets and liabilities among the segments for internal management purposes.

For the six months ended September 30, 2019

	(in millions of yen)
	For the six months ended September 30, 2019
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥731,854	¥265,003	¥186,366	¥371,262	¥101,289	¥1,655,776	¥323,602	¥36,870	¥2,016,249
BK and TB combined	352,133	200,397	128,522	(486)	45,560	726,127	226,944	62,755	1,015,826
Net interest income	225,765	82,998	56,328	414	779	366,285	66,739	57,618	490,643
Net non-interest income	126,367	117,399	72,194	(900)	44,781	359,842	160,204	5,136	525,183
Other than BK and TB combined	379,721	64,606	57,843	371,748	55,729	929,649	96,658	(25,884)	1,000,423
Operating expenses	593,964	156,178	120,460	274,160	65,316	1,210,080	112,944	70,942	1,393,966

Operating profit (loss)	¥137,890	¥108,825	¥65,905	¥97,101	¥35,973	¥445,696	¥210,657	¥(34,071)	¥622,283

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.
4.	Assets and liabilities of each reporting segment are not reported since MUFG does not allocate assets and liabilities among the segments for internal management purposes.

(4)	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statement of income for the corresponding six-months periods

	(in millions of yen)
	For the six months ended September 30,
	2018	2019
Total operating profit of reporting segments	¥570,503	¥622,283
Operating profit of consolidated subsidiaries excluded from reporting segments	9,455	7,542
Provision for general allowance for credit losses	—	(24,067)
Credit related expenses	(46,995)	(43,362)
Gains on reversal of allowance for credit losses	77,602	—
Gains on reversal of reserve for contingent losses included in credit costs	56,412	5,232
Gains on loans written-off	30,949	44,103
Net gains on equity securities and other securities	85,149	17,722
Equity in earnings of equity method investees	163,778	149,612
Others	(60,935)	16,204

Ordinary profit in the consolidated statement of income	¥885,919	¥795,270

II.	Related information

For the six months ended September 30, 2018

(1)	Information by type of service

Omitted because it is similar to the above-explained reporting segment information.

(2)	Geographical information

(a)	Ordinary income

(in millions of yen)
For the six months ended September 30, 2018
Japan	United States	Europe/Middle East	Asia/Oceania	Others	Total
¥1,709,656	¥767,109	¥242,199	¥599,796	¥56,969	¥3,375,731

(Notes)

1.	Ordinary income is used in lieu of net sales generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(b)	Tangible fixed assets

(in millions of yen)
September 30, 2018
Japan	United States	Others	Total
¥1,135,326	¥132,931	¥100,577	¥1,368,836

(3)	Information by major customer

None.

For the six months ended September 30, 2019

(1)	Information by type of service

Omitted because it is similar to the above-explained reporting segment information.

(2)	Geographical information

(a)	Ordinary income

(in millions of yen)
For the six months ended September 30, 2019
Japan	United States	Europe/Middle East	Asia/Oceania	Others	Total
¥1,843,431	¥730,630	¥239,001	¥683,632	¥88,601	¥3,585,298

(Notes)

1.	Ordinary income is used in lieu of net sales generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(b)	Tangible fixed assets

(in millions of yen)
September 30, 2019
Japan	United States	Others	Total
¥1,078,498	¥105,612	¥153,608	¥1,337,719

(3)	Information by major customer

None.

III.	Information on impairment losses on long-lived assets by reporting segment

Impairment losses on long-lived assets are not allocated to the reporting segments. Total impairment losses on long-lived assets for the six months ended September 30, 2018 and 2019 were ¥8,507 million and ¥16,609 million, respectively.

IV.	Information on amortization and unamortized balance of goodwill by reporting segment

For the six months ended September 30, 2018

	(in millions of yen)
	For the six months ended September 30, 2018
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Amortization	¥87	¥22	¥—	¥7,814	¥641	¥8,565	¥—	¥29	¥8,595
Unamortized balance at period end	1,488	542	—	218,771	20,793	241,595	—	805	242,401

For the six months ended September 30, 2019

	(in millions of yen)
	For the six months ended September 30, 2019
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Amortization	¥87	¥22	¥29	¥10,831	¥625	¥11,596	¥—	¥—	¥11,596
Unamortized balance at period end	1,313	498	745	428,488	264,417	695,463	—	—	695,463

V.	Information on gains on negative goodwill by reporting segment

None.

15.	Business Combinations

Business combination through acquisition

(PT Bank Danamon Indonesia, Tbk. became a consolidated subsidiary through an additional share acquisition)

On April 29, 2019, MUFG Bank, Ltd. (“the Bank”), a consolidated subsidiary of MUFG, acquired an additional equity interest in PT Bank Danamon Indonesia, Tbk. (“Danamon”), an equity method affiliate of MUFG and the Bank. As a result, the Bank’s voting rights in Danamon exceeded 50%, and Danamon became a consolidated subsidiary of MUFG and the Bank.

On May 1, 2019, Danamon and PT Bank Nusantara Parahyangan, Tbk. (“BNP”), a consolidated subsidiary of MUFG and the Bank, completed an absorption-type merger, in which Danamon was the surviving bank and BNP was the absorbed bank.

I.	Overview of the business combination

(1)	Name and business description of the acquired company

Name of the acquired company	PT Bank Danamon Indonesia, Tbk.
Business description	Commercial banking

(2)	Main objectives of the business combination

The Bank intends to establish an integrated and comprehensive services platform that serves as a gateway for clients wishing to make inroads into Indonesia’s burgeoning economy as well as local companies keen on expanding into the region. This investment is also expected to strategically allow the Bank to benefit from Danamon’s foothold in the developing local retail and small and medium enterprises (SME) segments to deepen its banking franchise in Indonesia.

(3)	Date of the business combination

April 29, 2019

(4)	Legal form of the business combination

Consolidation of the company as a subsidiary through the acquisition of an additional equity interest

(5)	Company name after the business combination

PT Bank Danamon Indonesia, Tbk.

(6)	Ratio of the acquired voting rights in Danamon after the absorption-type merger

Ratio of the voting rights held immediately prior to the business combination	40.0%
Ratio of the additionally acquired voting rights	54.1%
Ratio of the voting rights after the acquisition	94.1%

II.	Period in which the acquired company’s operating results were reflected in the consolidated statements of income

The fiscal year end of Danamon is the end of December, which differs by three months from the consolidated balance sheet date of MUFG. The results of operations of Danamon for the period from April 29, 2019 to June 30, 2019 were included in the consolidated statements of income.

III.	Acquisition cost relating to the acquired company and components thereof

Consideration for the acquisition Cash	¥664,578 million
Acquisition cost	¥664,578 million

IV.	Description and amount of major acquisition-related expenses

Direct expenses relating to the acquisition Advisory fees, etc.	¥2,748 million

V.	Difference between the recorded acquisition cost relating to the acquired company and the sum of the acquisition costs relating to the transactions executed in phases for the acquisition

Gains on step acquisitions	¥2,105 million

VI.	Amount of goodwill recorded, reason for goodwill recorded, amortization method and amortization period

(1)	Amount of goodwill recorded

¥218,342 million

(2)	Reason for goodwill recorded

The recorded goodwill reflected expected increases in profits from future business operations.

(3)	Amortization method and amortization period

Straight-line method over 20 years

VII.	Amounts of assets received and liabilities assumed on the date of the business combination and major components thereof

(1) Amount of assets	Total assets	¥1,698,833 million
	Of which, loans and bills discounted	¥948,933 million

(2) Amount of liabilities	Total liabilities	¥1,219,844 million
	Of which, deposits	¥861,690 million

In the allocation of the acquisition cost, the amount allocated to intangible fixed assets other than goodwill was ¥141,351 million, which mainly consisted of ¥79,552 million of relationships with agents (amortization period of 13 years) and ¥29,803 million of core ordinary deposits (amortization period of 9 years).

VIII.

Estimated amount of the impact of the business combination on the consolidated statements of income for the current fiscal year and the calculation method of such amount assuming that the business combination was completed on the beginning date of the current fiscal year

Ordinary income	¥46,953 million
Ordinary profits	¥4,186 million
Profits attributable to owners of parent	¥2,498 million

(Method used for calculating the estimated amount)

The estimated amount represents the impact of the business combination on ordinary income, ordinary profits and profits attributable to owners of parent, each calculated based on the assumption that the business combination was completed on the beginning date of the current fiscal year. The amount of amortization has also been calculated based on the assumption that the goodwill and intangible fixed assets recognized in connection with the business combination were recognized as of the beginning date of the current fiscal year.

The estimated amount is unaudited.

(Colonial First State Group Limited Subsidiaries became consolidated subsidiaries through a share acquisition)

On August 2, 2019, Mitsubishi UFJ Trust and Banking Corporation (“the Trust Bank”), a consolidated subsidiary of MUFG, acquired 100% of the shares in each of nine subsidiaries of Colonial First State Group Limited from Australian financial group Commonwealth Bank of Australia and its wholly-owned subsidiary Colonial First State Group Limited (the “Transaction”), and the nine subsidiaries became consolidated subsidiaries of MUFG and the Trust Bank.

On September 16, 2019, the nine subsidiaries and their subsidiaries rebranded themselves as First Sentier Investors (“FSI”) in Australia.

I.	Overview of the business combination

(1)	Names and business description of the acquired companies

Names of the acquired companies	Colonial First State Asset Management (Australia) Limited
Colonial First State Infrastructure Holdings Limited
Colonial First State Managed Infrastructure Limited
First State Investment Managers (Asia) Limited
First State Investments (UK Holdings) Limited
First State Investments (US) LLC
Realindex Investments Pty Limited
CFSGAM IP Holdings Pty Limited
CFSGAM Services Pty Ltd

Business description	Asset Management, etc.

(2)	Main objectives of the business combination

MUFG has stated in the current Medium-Term Business Plan that its Asset Management & Investor Services Business Group aims to become “the unparalleled industry leader in Japan as well as a global player boasting significant presence overseas”. To achieve this goal of becoming a major player in the global asset management market, MUFG has been pursuing growth through inorganic investments, while endeavoring to enhance its asset management capabilities and product competitiveness, with the Trust Bank being the core subsidiary in the Business Group.

FSI offers a wide range of products including equities, fixed income and alternatives, and has specialist capabilities in Asian and emerging equity markets, alternatives (property and infrastructure), as well as passive and other products.

Through the Transaction, MUFG expects to be able to meet various client needs by expanding its product lineup and enhancing its presence as one of the largest asset management firms in the Asia and Oceania region. MUFG aims to work together with FSI to continue delivering value to our current and future clients.

(3)	Date of the business combination

August 2, 2019

(4)	Legal form of the business combination

Consolidation of the companies as subsidiaries through the acquisition of their shares

(5)	Companies’ names after the business combination

First Sentier Investors (Australia) IM Ltd (*1)

First Sentier Investors (Australia) Infrastructure Holdings Ltd (*1)

First Sentier Investors (Australia) RE Ltd (*1)

First Sentier Investors Asia Holdings Ltd (*2)

First State Investments (UK Holdings) Limited

First State Investments (US) LLC

First Sentier Investors Realindex Pty Ltd (*1)

First Sentier Investors (Australia) IP Holdings Pty Ltd (*2)

First Sentier Investors (Australia) Services Pty Ltd (*2)

(*1) Company’s name was changed on October 21, 2019

(*2) Company’s name was changed on September 12, 2019

(6)	Ratio of the acquired voting rights

100%

II.	Period in which the acquired companies’ operating results were reflected in the consolidated statements of income

The acquisition was reflected only in the consolidated balance sheet as of September 30, 2019. The acquired companies’ operating results were not reflected in the consolidated statement of income for the six months ended September 30, 2019.

III.	Acquisition cost relating to the acquired companies and components thereof

Consideration for the acquisition Cash	¥297,217 million
Acquisition cost	¥297,217 million

The acquisition cost relating to the Transaction has not been determined since post-acquisition price adjustments are yet to be completed.

IV.	Description and amount of major acquisition-related expenses

Direct expenses relating to the acquisition Advisory fees, etc.	¥3,744 million

V.	Amount of goodwill recorded, reason for goodwill recorded, amortization method and amortization period

(1)	Amount of goodwill recorded

¥245,386 million

The amount of goodwill has been calculated on a preliminary basis since post-acquisition price adjustments and allocation of acquisition cost are yet to be completed.

(2)	Reason for goodwill recorded

The recorded goodwill reflected expected increases in profits from future business operations.

(3)	Amortization method and amortization period

Straight-line method over 20 years

VI.	Amounts of assets received and liabilities assumed on the date of the business combination and major components thereof

(1) Amount of assets	Total assets	¥91,697 million
	Of which, cash and due from banks	¥42,019 million

(2) Amount of liabilities	Total liabilities	¥45,418 million
	Of which, reserve for bonuses	¥20,958 million

As of September 30, 2019, identifiable assets and liabilities and their fair value were yet to be determined, and the allocation of acquisition cost was yet to be completed. Accordingly, the amounts in the above table were prepared on a preliminary basis based on information reasonably available as of the same date.

VII.

Estimated amount of the impact of the business combination on the consolidated statements of income for the current fiscal year and the calculation method of such amount assuming that the business combination was completed on the beginning date of the current fiscal year

Ordinary income	¥34,254 million
Ordinary profits	¥5,206 million
Profits attributable to owners of parent	¥3,093 million

(Method used for calculating the estimated amount)

The estimated amount represents the impact of the business combination on ordinary income, ordinary profits and profits attributable to owners of parent, each calculated based on the assumption that the business combination was completed on the beginning date of the current fiscal year. The amount of amortization has also been calculated based on the assumption that the goodwill recognized in connection with the business combination was recognized as of the beginning date of the current fiscal year.

The estimated amount is unaudited.

16.	Per Share Information

(1)	The bases for the calculation of total equity per common share for the periods indicated were as follows:

	(in yen)
	March 31, 2019	September 30, 2019
Total equity per common share	¥1,252.02	¥1,299.92

	(in millions of yen)
	March 31, 2019	September 30, 2019
Total equity	¥17,261,677	¥17,882,464
Deductions from total equity:
Subscription rights to shares	217	59
Non-controlling interests	1,082,184	1,079,235

Total deductions	1,082,401	1,079,294

Total equity attributable to common shares	¥16,179,276	¥16,803,169

	(in thousands)
	March 31, 2019	September 30, 2019
Number of common shares at period end used for the calculation of total equity per common share	12,922,453	12,926,310

(2) The bases for the calculation of basic earnings per common share and diluted earnings per common share for the periods indicated were as follows:

	(in yen)
	For the six months ended September 30,
	2018	2019
Basic earnings per common share	¥49.65	¥47.19
Diluted earnings per common share	49.48	47.08

	(in millions of yen)
	For the six months ended September 30,
	2018	2019
Profits attributable to owners of parent	¥650,796	¥609,958
Profits not attributable to common shareholders	—	—

Profits attributable to common shareholders of parent	¥650,796	¥609,958

	(in millions of yen)
	For the six months ended September 30,
	2018	2019
Adjustments to profits attributable to owners of parent	¥(2,177)	¥(1,390)
Adjustments related to dilutive shares of consolidated subsidiaries and others	(2,177)	(1,390)

	(in thousands)
	For the six months ended September 30,
	2018	2019
Average number of common shares during the periods	13,106,742	12,923,836
Increase in common shares	484	166
Subscription rights to shares	484	166

For the six months ended September 30,
	2018	2019
Description of antidilutive securities which were not included in the calculation of diluted earnings per common share	Share subscription rights issued by equity method affiliates:	Share subscription rights issued by equity method affiliates:
	Morgan Stanley	Morgan Stanley
	Stock options and others — 0 million units as of June 30, 2018	Stock options and others — 3 million units as of June 30, 2019

(3)

The shares of MUFG common stock remaining in the BIP trust, which were included in the treasury stock as part of shareholders’ equity, were deducted from the average number of common shares for the six months ended September 30, 2019 used for the calculation of earnings per common share and from the total number of common shares as of September 30, 2019 used for the calculation of total equity per common share. The average number of such treasury stock deducted from the calculation of earnings per common share for the six months ended September 30, 2018 and 2019 was 35,072 thousand shares and 33,646 thousand shares, respectively, and the number of such treasury stock deducted from the calculation of total equity per common share as of March 31, 2019 and September 30, 2019 was 35,036 thousand shares and 31,165 thousand shares, respectively.

17.	Subsequent Events

I.	Acquisition of Aviation Finance Lending Business of DVB Bank

On November 18, 2019, MUFG Bank, Ltd. (“the Bank”), a consolidated subsidiary of MUFG, completed its acquisition (the “Transaction”) of the aviation finance lending business of DVB Bank SE in Germany (“DVB”) based on the agreement among DVB, the Bank and BOT Lease Co., Ltd., an equity method affiliate of both MUFG and the Bank. Through this Transaction, DVB’s entire aviation finance client lending portfolio (approximately €4 billion as of November 18, 2019, or ¥480 billion based on the exchange rate of €1 to ¥120.31), employees and other parts of the operating infrastructure were transferred to the Bank. However, the acquisition cost relating to the Transaction has not been determined since post-acquisition price adjustments are yet to be completed.

(1)	Overview of the business combination

(a)	Name of counterparty and business description

Name of counterparty	DVB Bank SE
Business description	Aviation financing

(b)	Main objectives of the business combination

The Transaction is intended to improve MUFG’s ability to offer solutions to MUFG’s clients by enhancing MUFG’s Global Corporate Investment Banking Business platform in terms of higher returns, portfolio diversification, broadening MUFG’s customer base and securing experienced professionals through the Transaction.

(c)	Date of the business combination

November 18, 2019

(d)	Legal form of the business combination

Acquisition of business

II.	Repurchase and cancellation of own shares

MUFG resolved, at a meeting of the Board of Directors held on November 13, 2019, to repurchase shares of its common stock pursuant to the provisions of Article 156, Paragraph 1 of the Company Act, in accordance with the provisions of Article 459, Paragraph 1, Item 1 of the Company Act and Article 44 of its Articles of Incorporation, and to cancel the repurchased shares of its common stock in accordance with the provisions of Article 178 of the Company Act.

(1)	Reasons for the repurchase and cancellation of own shares

The repurchase and cancellation of shares of MUFG common stock were intended to enhance shareholder returns, improve capital efficiency and conduct capital management flexibly.

(2)	Outline of the repurchase of own shares

(a)	Type of shares to be repurchased: Common shares of MUFG

(b)	Aggregate number of shares to be repurchased: Up to 100,000,000 shares (equivalent to 0.77% of the total number of issued shares (excluding treasury shares))

(c)	Aggregate amount of repurchase price: Up to JPY 50,000,000,000

(d)	Repurchase period: From November 14, 2019 to December 31, 2019

(e)	Repurchase method: Market purchases pursuant to a discretionary trading contract relating to the share repurchase

(3)	Outline of the cancellation of own shares

(a)	Type of shares to be canceled: Common shares of MUFG

(b)	Number of shares to be canceled: All of the shares to be repurchased as stated in (2) above

(c)	Scheduled cancellation date: January 20, 2020